SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Sinopec Shanghai Petrochemical Company Limited 2014 Annual Results Announcement	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: 23 March 2015	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Sinopec Shanghai Petrochemical Company Limited

2014 Annual Results Announcement

1.	IMPORTANT MESSAGE

1.1	The Board of Directors (the “Board”) and the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) as well as its Directors, Supervisors and Senior Management warrant the truthfulness, accuracy and completeness of the information contained in this annual report, and warrant that there are no false representations or misleading statements contained in, or material omissions from, the 2014 annual report of the Company, and severally and jointly accept responsibility.

1.2	This annual report summary is extracted from the full text of the 2014 annual report. The Chinese version of the full report is published on www.sse.com.cn. For detailed content, investors are advised to read the full text of the 2014 annual report.

2.	CORPORATE INFORMATION

2.1	Corporate Information

Place of listing of A shares:	Shanghai Stock Exchange
Stock abbreviation of A shares:
Stock code of A shares:	600688
Place of listing of H Shares	The Stock Exchange of Hong Kong Limited
Stock abbreviation of H shares:	Shanghai Pechem
Stock code of H share:	00338
Place of listing of American Depositary Receipt (ADR):	New York Stock Exchange
Code of American Depositary Receipt (ADR):	SHI
Registered address and business address:	48 Jinyi Road, Jinshan District, Shanghai, PRC
Postal Code:	200540
Website of the Company:	www.spc.com.cn
E-mail address:	spc@spc.com.cn

2.2	Contact persons and contact Details

	Corporate Secretary	Securities Affairs Representative

Name	Tang Weizhong	Wu Yuhong
Address	48 Jinyi Road, Jinshan District, Shanghai, Postal Code: 200540	48 Jinyi Road, Jinshan District, Shanghai, Postal Code: 200540

Tel	86-21-57943143	8621-57933728
Fax	86-21-57940050	86-21-57940050
E-mail	tom@spc.com.cn	wuyh@spc.com.cn

3.	HIGHLIGHT OF ACCOUNTING DATA AND FINANCIAL INDICATORS

Prepared under China Accounting Standards for Business Enterprises (“CAS”)

3.1	Major Accounting Indicator

			Unit: RMB‘000
Major accounting data	2014	2013	Increase/ decrease compared to the previous year (%)	2012

Operating income	102,182,861	115,539,829	–11.56	93,072,254
Profit before income tax (“-” for loss)	–914,149	2,392,870	–138.20	–2,032,974
Net profit attributable to equity shareholders of the Company (“-” for net loss)	–716,427	2,003,545	–135.76	–1,548,466
Net profit attributable to equity shareholders of the Company excluding non-recurring items (“-” for net loss)	–806,028	1,650,721	–148.83	–1,719,496
Net cash inflow from operating activities (“-” for net outflow)	4,039,919	5,480,669	–26.29	–1,611,521

	Year End of 2014	Year End of 2013	Increase/ decrease compared to the previous year (%)	Year End of 2012

Total equity attributable to equity shareholders of the Company	16,570,623	17,831,617	–7.07	16,190,419
Total assets	31,145,983	36,915,933	–15.63	36,805,799

3.2	Major Financial Indicator

Major financial indicators	2014	2013	Increase/ decrease compared to the previous year (%)	2012**

Basic earnings per share (“-” for loss) (RMB/Share)	–0.066	0.186	–135.48	before restatement –0.215	After restatement –0.143

Diluted earnings per share (“-” for loss) (RMB/Share)	–0.066	0.186	–135.48	before restatement –0.215	After restatement –0.143

Basic earnings per share excluding non-recurring items (“-” for loss) (RMB/Share)	–0.075	0.153	–149.02	before restatement –0.239	After restatement –0.159

Return on net assets (weighted average) (%)*	–4.165	11.778	Decreased by 15.943 percentage points		–9.028

Return on net assets based on net profit or loss excluding non-recurring items (weighted average) (%)*	–4.686	9.704	Decreased by 14.390 percentage points		–10.025

Net cash inflow per share from operating activities (“-” for net outflow) (RMB/Share)	0.374	0.507	–26.23	before restatement –0.224	After restatement –0.149

Major financial indicators	Year End of 2014	Year End of 2013	Increase/ decrease compared to the previous year (%)	Year End of 2012**

Net asset value per share attributable to equity shareholders of the Company (RMB/Share)*	1.534	1.651	–7.09	before restatement 2.249	After restatement 1.499

Liability-to-asset ratio (%)	45.926	50.995	Decreased by 5.069 percentage points		55.286

*	The above-mentioned net assets do not include minority shareholders’ interests.
**	After the implementation of share capital increase from the capital reserve in December 2013, total shares of the Company increased from 7.2 billion shares to 10.8 billion shares.

3.3	Non-recurring items

		Unit: RMB‘000
Non-recurring items	2014	2013	2012

Net (loss)/earnings from disposal of non-current assets	–33,966	417,280	–14,319
Employee reduction expenses	–4,684	–2,463	–7,388
Government grants recorded in profit and loss, except for government grants under the State’s unified standards on quota and amount entitlements and closely related to corporate business	182,829	59,658	221,044
Income from external entrusted loans	2,299	2,202	2,093
Other non-operating income and expenses other than those mentioned above	–25,357	–6,227	23,044
Effect attributable to minority interests (after tax)	–1,240	–1,143	–962
Income tax effect	–30,280	–116,483	–52,482

Total	89,601	352,824	171,030

3.4	Financial information prepared under International Financial Reporting Standards (“IFRS”) for the past five years

Expressed in RMB million	2014	2013	2012	2011	2010

Year ended 31 December:
Net sales	92,725.0	105,503.2	87,217.3	89,509.7	72,095.9
(Loss)/profit before taxation	–889.9	2,444.7	–2,016.5	1,296.7	3,529.9
(Loss)/profit after taxation	–675.8	2,065.5	–1,505.1	986.5	2,794.4
(Loss)/profit attributable to equity shareholders of the Company	–692.2	2,055.3	–1,528.4	956.1	2,769.0
Basic and diluted (loss)/earnings per share	RMB–0.064	RMB0.190	RMB–0.212	RMB0.133	RMB0.385
Basic and diluted (loss)/earnings per share (after restatement)*	N/A	N/A	RMB–0.142	RMB0.089	RMB0.256

As at 31 December:
Total equity attributable to equity shareholders of the Company	16,500.3	17,732.5	16,037.2	17,925.6	17,689.5
Total assets	30,905.6	36,636.8	36,462.5	30,718.9	28,697.5
Total liabilities	14,134.0	18,645.3	20,158.6	12,523.2	10,748.2

*	After the implementation of share capital increase from the capital reserve in December 2013, total shares of the Company increased from 7.2 billion shares to 10.8 billion shares.

4.	SHAREHOLDING OF SHAREHOLDERS AND CONTROLLING DIAGRAM

4.1	Shareholding of top ten shareholders and top ten shareholders in circulation

Number of shareholders as at 31 December 2014	125,724
Number of shareholders as at the end of 5th working day previous to annual report announcement date	114,972

Top ten shareholders of shares as at 31 December 2014

	Increase (+)/ decrease (-) during 2014	Number of shares held	Percentage of total shareholding (%)	Number of non- circulating shares held	Status of pledged/frozen shares
Name of Shareholders					Status of shares	Number of shares	Type of shareholders

China Petroleum & Chemical Corporation	—	5,460,000,000	50.56	4,920,000,000	None	—	State-owned enterprise legal person

HKSCC (Nominees) Limited	+3,696,000	3,445,362,653	31.90	—	Unknown	—	Foreign legal person

NSSF Four Hundred. Thirteen Combination	Unknown	34,481,836	0.32	—	Unknown	—	Others

Shanghai Kangli Gong Mao Company	–3,785,000	21,470,000	0.20	—	Unknown	—	Others

Zhejiang Economic Construction Investment Co., Ltd.	—	18,000,000	0.17	—	Unknown	—	Others

Agricultural Bank of China Limited – Fullgoal CSI State-Owned Enterprises Reform Index Classified Fund	Unknown	12,609,307	0.12	—	Unknown	—	Others

Bank of China – Harvest CSI 300 exchange-traded index securities investment fund	+196,788	11,987,438	0.11	—	Unknown	—	Others

China Industrial and Commercial Bank Co., Ltd. – Shanghai A shares Penghua Zhongzheng Industry Classification Index Securities Investment Fund	–8,495,437	10,122,278	0.09	—	Unknown	—	Others

China Industrial and Commercial Bank Co., Ltd. – Huatai-PineBridge CSI 300ETF	Unknown	9,417,800	0.09	—	Unknown	—	Others

China Scholars Group Co., Ltd	Unknown	9,200,011	0.09	—	Unknown	—	Others

Top ten shareholders of circulating shares without trading restrictions as at 31 December 2014

Name of shareholders	Number of circulating shares held	Type of shares

HKSCC (Nominees) Limited	3,445,362,653	Overseas listed foreign shares
China Petroleum & Chemical Corporation	540,000,000	RMB-denominated ordinary shares
NSSF Four Hundred Thirteen Combination	34,481,836	RMB-denominated ordinary shares
Shanghai Kangli Gong Mao Company	21,470,000	RMB-denominated ordinary shares
Zhejiang Economic Construction Investment Co., Ltd.	18,000,000	RMB-denominated ordinary shares
Agricultural Bank of China Limited – Fullgoal CSI State-Owned Enterprises Reform Index Classified Fund	12,609,307	RMB-denominated ordinary shares
Bank of China – Harvest CSI 300 exchange-traded index securities investment fund	11,987,438	RMB-denominated ordinary shares
China Industrial and Commercial Bank Co., Ltd. – Shanghai A shares Penghua Zhongzheng Industry Classification Index Securities Investment Fund	10,122,278	RMB-denominated ordinary shares
China Industrial and Commercial Bank Co., Ltd. – Huatai-PineBridge CSI 300ETF	9,417,800	RMB-denominated ordinary shares
China Scholars Group Co., Ltd	9,200,011	RMB-denominated ordinary shares

Description of any connected relationship or act-in-concert parties relationships among the above shareholders

Among the above-mentioned shareholders, China Petroleum & Chemical Corporation, the State-owned enterprise legal person, does not have any connected relationship with the other shareholders, and is not an act-in-concert party of the other shareholders under the Administrative Measures on Acquisition of Listed Companies. Among the above-mentioned shareholders, HKSCC (Nominees) Limited is a nominee shareholder. Apart from the above, the Company is not aware of any other connected relationships among the other shareholders, or any act-in-concert parties under the Administrative Measures on Acquisition of Listed Companies.

Shareholding and conditions of circulating restricted in top ten shareholders as at 31 December 2014

		Circumstances under which restricted shares can be traded
Name of non-tradable shareholders	Number of non-tradable sharesheld	Earliest time to be traded	Number of shares which is newly added to be traded	Restricted Conditions

China Petroleum & Chemical Corporation	4,920,000,000	20/08/2015	540,000,000	1.	Shall not be traded or transferred in the twelve months since the date of implementation of the Share-merger reform;

		20/08/2016	4,380,000,000	2.	After the expiration of the first condition, original non-tradable shares sold through the Stock Exchange shall not exceed 5% of the total number of shares of the company, nor shall it exceed 10% within twenty-four months.

4.2	Diagram of the ownership and controlling relationship between the Company and the controlling company of the controlling shareholder

*	Includes 553,150,000 H shares of Sinopec Corp. held by Sinopec Century Bright Capital Investment Limited, a wholly-owned international subsidiary of Sinopec Group, through HKSCC (Nominees) Limited.

4.3	Interests and short positions of the substantial shareholders of the Company and other persons in shares and underlying shares

As at 31 December 2014, the interests and short positions of the Company’s substantial shareholders and other persons who are required to disclose their interests pursuant to Part XV of the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong) (the “SFO”) (including those who are entitled to exercise, or control the exercise of, 5% or more of the voting power at any general meeting of the Company but excluding the Directors, Supervisors and Senior Management) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be kept under Section 336 of the SFO were as set out below:

1.	Interests in ordinary shares of the Company

Name of shareholders	Share interests held or deemed as held (shares)		Percentage of total issued share capital (%)		Percentage of shareholding in the Company’s total issued H shares (%)		Capacity

China Petroleum & Chemical Corporation	5,460,000,000 Promoter legal person shares	(L)	50.56		—		Beneficial owner

BlackRock, Inc.	201,196,012	(L)	1.86	(L)	5.76	(L)	Beneficial owner; investment manager; Other (lendable shares)
	25,757,000	(S)	0.24	(S)	0.74	(S)

Note:	(L):Long position; (S):Short position

Save as disclosed above, no interests of substantial shareholders or other persons (excluding the Directors, Supervisors and Senior Management) who are required to disclose their interests pursuant to Part XV of the SFO in the underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO.

2.	Short positions in shares and underlying shares of the Company

As at 31 December 2014, no short positions of substantial shareholders or other persons (excluding the Directors, Supervisors and Senior Management) who are required to disclose their interests pursuant to Part XV of the SFO in the shares or underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO.

5.	REPORT OF THE DIRECTORS (MANAGEMENT’S DISCUSSION AND ANALYSIS)

(Unless otherwise specified, the financial information included in this “Management’s Discussion and Analysis” section has been extracted from the financial statements prepared under IFRS.)

5.1	General — Review of the Company’s operations during the Year Ended 31 December 2014 (the “Reporting Period”)

The world economy experienced a slower-than-expected recovery in 2014. The US economy delivered strong performance, while the Eurozone and Japan were basically sluggish and the growth of emerging economies further slowed down. The Chinese economy entered into a “three periods pile-up situation”, which is a gears shifting period of growth pace, a throes period of structural adjustment and digestion period of stimulus at the early stage, and the Chinese economy operating generally presented a trend of continuously slowing down. The Chinese government adopted a series of macro control measures and reforms, and was able to keep its economy stable on the whole, with annual GDP growth of 7.4%. The economic growth rate, however, further slowed down. Affected by factors such as greater downward pressure of the domestic economy, slower growth of demand, over capacity and constantly low prices, the petroleum and petrochemical industry remained in a weak position, and earnings of companies fell.

The Company and its subsidiaries (the “Group”) came under great market pressure in 2014. With a focus on economic returns, it stepped up its effort in environmental protection and intensified its system optimization to cost reduction and increase efficiency. It also actively promoted structural adjustment and development and was able to maintain stable production and operations as a whole.

(i)	Production and operation remained safe and stable

In 2014, the Group further strengthened assessment of its safety and environmental responsibility system for all staff, enhanced its on-site operation procedure management, as a result, achieved the goal of “Seven Zero” which stand for no staff dead from or serious injured in industrial accidents, no big fire and explosion, no major environmental pollution accident, no major occupational hazard accident, no major traffic accident in working area, no major accident of negligence. Overall production and operation remained stable. Of the 102 major technical and economic indicators covered in the assessment, 55 exceeded those last year and 31 reached advanced-industry level, representing 53.92% progressive rate year- on-year and 30.39% industry advance rate, respectively.

In 2014, the Group’s physical production volume plunged as a result of sluggish domestic petroleum and petrochemical industry and of the Company’s planned turnaround. The total volume of goods amounted to 13,570,600 tons, down 13.03% over the previous year. During the year, the Group processed 14,170,200 tons of crude oil (including 1,274,800 tons of crude oil processed on a sub-contract basis), representing a decrease of 9.56% as compared with the previous year. Total production output of refined oil products such as gasoline, diesel and jet fuel amounted to 8,424,300 tons, down 7.15%, with the Group producing 2,870,500 tons of gasoline, at par with the previous year, and 4,065,300 tons of diesel, down 17.56%. The Group also produced 1,488,500 tons of jet fuel, up 17.21%. The Group produced 804,400 tons of ethylene, 510,200 tons of propylene and 105,600 tons of butadiene, down 15.62%, 16.61% and 18.46%, respectively. The Group produced 347,500 tons of benzene and 680,600 tons of paraxylene, down 18.16% and 27.53%, respectively. The Group also produced 1,042,300 tons of synthetic resins and copolymers (excluding polyesters and polyvinyl alcohol), down 7.75%; 705,900 tons of synthetic fibre monomers, down 19.52%; 417,000 tons of synthetic fibre polymers, down 20.34%; and 232,400 tons of synthetic fibres, down 8.07%.

In 2014, the Group’s turnover reached RMB102.126 billion, down 11.57% over the previous year. Its output-to-sales ratio and receivable recovery ratio were 100.06% and 100.00%, respectively. The Group continued to maintain a premium level of quality in its products.

(ii)	Market demand for petroleum and petrochemical products slowed down, and their prices underwent continuous decline

With the Chinese economy under greater downward pressure in 2014, the domestic petroleum and petrochemical market performed poorly overall. In domestic market, over capacity of refinery intensified. The growth rate of refined oil consumption slowed down, of which diesel consumption recorded negative growth rate. The continued expansion of production capacity of bulk petrochemicals led to a constantly low level of market demand, resulted in the prices of petrochemical products underwent continuous decline. As at 31 December 2014, the weighted average prices (VAT excluded) of the Group’s synthetic fibres, resins and plastics, intermediate petrochemical products, and petroleum products fell by 1.54%, 0.19%, 13.10% and 4.20%, respectively, over the previous year.

(iii)	International crude oil prices experienced continuous fall, volume of crude oil processed decreased.

In 2014, the world economy continued to grow at a slow pace and the demand for crude oil was generally weak. The shale gas renovation in the US significantly boosted supply of oil. The quantitative easing monetary policy came to an end in the US with the USD starting to appreciate. OPEC countries maintained their production volume of crude oil to fight for market share, all these factors ad well as geopolitical factor resulted in the great fluctuation of international crude oil prices. During the first half of the year, international crude oil prices fluctuated at high levels. After June, the prices fell consistently and sharply. The average WTI crude oil price on the New York Mercantile Exchange in 2014 was US$93.14/barrel, representing a 4.90% decrease from the average of US$97.94/barrel in 2013. The average price of Brent crude oil on the London Intercontinental Exchange was US$98.95/ barrel, a decrease of 8.92% from US$108.64/barrel in 2013. The average price of crude oil in Dubai was US$96.66/barrel, down by 8.34%, compared with US$105.45/barrel in 2013.

For the year ended 31 December 2014, the Group processed a total of 14,170,200 tons of crude oil (including 1,274,800 tons processed on a subcontract basis), down 1,497,600 tons, or 9.56%, over the previous year. In 2014, the average unit cost of crude oil processed (for its own account) was RMB4,618.68 per ton (2013: RMB4,819.11 per ton), down 4.16% over the previous year. The Group’s total cost of processing crude oil in 2014 was RMB59.56 billion, down 16.81% compared with RMB71.593 billion for the previous year, representing 64.11% of the total cost of sales.

(iv)	Making efforts to further improve system optimization, enhancing cost reduction and profit enhancement movement

In 2014, the Group leveraged its competitive edge in the integration of its refinery and petrochemical segments, and increased the refining volume of high-sulfur crude oil by taking full advantage of the high degree of adaptability of its refinery plants. The Group applied the PIMS system to estimate the cost-to-performance ratio for crude oil and further centralized crude oil procurement. Procurement volume for major sources of oil with a relatively higher cost-to-performance ratio accounted for 96.6% of the total procurement for the year.

To maximize its overall economic return, the Group carried out a series of optimization adjustment, such as optimization of ethylene feedstock, optimization of natural gas and fuel gas structure, optimization of hydrogen system, minimizing the flare gas emission, and maximizing the output of gasoline and jet fuel, as well as optimizing the processing flow of naphtha, residual oil and wax oil. The Group provided high-octane gasoline blending components to increase its gasoline production by reducing its paraxylene production. Through adopting measures such as transformation from diesel hydrogenation to jet fuel hydrogenation and quality upgrade of 3.30 million tons of diesel hydrogenation, the structure of refined oil was further enhanced with an annual diesel-to-gasoline proportion of 1.42:1. The Group reinforced the marginal contribution tracking on its plants and upheld rolling estimations on the effectiveness of each product on a daily basis, to keep track of changes in the effectiveness and make adjustments to the load of plants and the respective commencement/suspension plan in a timely manner. Priority for production was given to products with effectiveness and marketability.

The Group made continuous efforts to broaden and innovate its methods for fund raising and financing, and achieved success in the implementation of offshore financing, including overseas agency payments and risk participation. During the year, only two medium-to-long-term USD and RMB borrowings were obtained from banks, saving interest expenses of almost RMB20 million. By adopting measures such as key contracting and monthly appraisal, the Group tightened its expense control. The Company strived to reduce its use of capital and recorded a reduction in total capital reserves of over RMB60 million for the year as compared with the previous year.

(v)	Further progress made in energy conservation and emissions and discharge reduction

In 2014, the Group continued to carry out various measures in energy conservation, emissions and discharge reduction, in accordance with the relevant requirements in China. During the year, the Group achieved all related targets set by the government. In 2014, the Company’s overall level of energy consumption per RMB10,000 of product value was 0.851 ton of standard coal. As compared with the previous year, The total volume of COD declined by 26.07%, the discharge volume of sulfur dioxide declined by 25.11%, nitrogen oxides declined by 23.51%, solid wastes declined by 67%, and that of flare gas emission declined by approximately 80%, while the standard meeting ratio of waste water, waste solid and waste gas reached 100%. The average heat efficiency of heaters improved by 0.18 percentage points to 92.42% over the previous year. The Group proactively commenced carbon emission statistics examination and carbon emission trading works, and completed the sales of carbon quota for 2013, which signaled the normalization of its carbon emission transactions.

(vi)	Steady implementation of construction and development, R&D and IT projects

In 2014, the Group developed its medium-to-long-term development plan and preliminary integrated refinery plan through further planning and research on development. The Group proactively participated in the strategic planning of industrial development at the north coast of Hangzhou Bay, which laid a solid foundation for the Company to minimize its development costs and risks, while providing more area and space for its expansion. In terms of project construction, the Group mainly focused on the commencement of upgrade of diesel quality at No.3 diesel hydrogenation plant project and the 100,000 ton/ year EVA plant project, and invested RMB1,089 million during the year.

At the same time, the Group also strived to make progress in major R&D projects. Along with the passing of inspection of the “High Technology Commercialization Model Project with Annual Production of 3,000 tons of PAN Based raw filament yarn for carbon fibre”, a specialized project for high technology industrialization governed by the National Development and Reform Commission, Phase I of the reform of the “Technology Development and Industrial Application Project for Production of High Quality Needle Coke from Low Quality Slurry Oil” concluded successfully.

During the year, the Group produced 306,400 tons of new products, as well as 748,200 tons of new synthetic resins products and specialized polyolefin materials with a differentiation rate of 64.51%. The Group also submitted 53 patent applications, with four authorizations granted. In terms of IT construction, the Group completed the online launch of the analysis and monitoring system for production and operations, office platform for general affairs and mobile office system.

(vii)	Enhancing efforts in corporate management and reform

In 2014, the Group continued to upgrade its application of the integrated management system by gradual enlarging the scope of the Group’s system certification. With its laboratory proficiency passing onsite assessment, the Group commenced to add energy management system to the integrated system. Additionally, it continued to optimize its organizational structure and adjusted the functions and responsibilities of certain department. The Group also vigorously fostered the centralized management for the electrical speciality and commenced pilot programs on procedural management. In addition to strengthening the management of contractors, it tightened the policies on construction risk deposits as well. In seeking to leverage the innovative financing platform in the Shanghai Free Trade Pilot Zone and the preferential policies, the Group set up Shanghai Jinshan Trading Corporation at the Zone. The Group explored the use of innovative incentive schemes, adopting the A Share Option Incentive Scheme for senior management and core employees.

As at 31 December 2014, the Group reduced its headcount by 814 people, including voluntary redundancies and staff retirements. This accounted for 5.76% of the total workforce of 14,127 on the payroll as at the start of the year.

(viii)	Brief analysis of main factors leading to loss in operating results for the year

The main reasons for the loss in the Group’s operating results during the Reporting Period were:

(a)	Demand in the petroleum and petrochemical markets remained sluggish, which weakened the market prices of products and led to the loss in the aromatics and polyester business during the year. In the second half of 2014, the plunge in crude oil prices was accompanied by a continuous drop in prices of refined oil products. Due to the longer procurement cycle for imported crude oil and the relatively higher cost of the Group’s crude oil in transit and in storage, the refining sector recorded a loss subsequent to the third quarter.

(b)	The total volumes of major products, including refined oil and petrochemical products, saw varying levels of decline, which dragged down profitability. These declines were due to the fall in crude oil processing volume as compared with 2013, the change of catalysts and unstable operations of certain production plants.

(c)	The Group recorded a sharp decrease in profit for external investments. This is mainly due to the significant loss recorded by the Group’s associates Shanghai Secco Petrochemical Company Limited, resulting in a decrease of RMB73 million in profit on investment.

(d)	In the second half of 2014, crude oil prices plunged in the international market and depressed the prices of the Group’s oil products and petrochemical products. Provision for decline in the value of inventories amounted RMB295 million, up by RMB194 million.

(e)	The Group’s net finance costs were RMB360 million in 2014, up RMB482 million compared with the net finance income of RMB122 million in 2013. The reversal was mainly due to the increase in net exchange losses during the Reporting Period resulting from the depreciation of the RMB against the US dollar.

5.2	Accounting judgements and estimates

The Group’s financial condition and the results of its operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The management of the Group bases the assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgments about matters that are not readily apparent from other sources. On an on-going basis, the management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, judgments and other uncertainties affecting the application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The principal accounting policies are set forth in the financial statements. The Company’s management believes that the following critical accounting policies involve the most significant judgments and estimates used in the preparation of the financial statements.

(i)	Impairments for long-lived assets

Assets, that have an indefinite useful life, must be tested annually for impairment. Long term assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

(ii)	Depreciation

Property, plant and equipment depreciate on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. The management reviews the estimated useful lives of the assets annually in order to determine the amount of depreciation expenses to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets, taking into account anticipated technological changes. The depreciation expenses for future periods is adjusted if there are significant changes from previous estimates.

(iii)	Impairment for bad and doubtful debts

Management estimates impairment losses for bad and doubtful debts resulting from the inability of the customers to make the required payments. Management bases the estimates on the ageing of the accounts receivable balance, customer credit-worthiness and historical write-off experience. If the financial condition of the customers were to deteriorate, actual impairment losses would be higher than the estimate.

(iv)	Allowance for diminution in value of inventories

If the costs of inventories exceed their net realizable values, an allowance for diminution in value of inventories is recognized. Net realizable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than the estimate.

(v)	Income Tax

In June 2007, the State Administrative of Taxation issued a tax circular (Circular No. 664) to the local tax authorities requesting that the relevant local tax authorities rectify the applicable enterprise income tax (“EIT”) for nine companies listed in Hong Kong, which included the Company. After the notice was issued, the Company was required by the relevant tax authority to settle the EIT for 2007 at a rate of 33%. To date, the Company has not been requested by the tax authorities to pay additional EIT in respect of any years prior to 2007. There were no further developments on this matter during the year ended 31 December 2014. No provisions were made in the financial statements as at 31 December 2014 for this uncertainty because the management believes it is not probable for the Group to be required to pay additional EIT for years prior to 2007.

(vi)	Recognition of deferred tax assets

There are many transactions and events for which the ultimate tax determination is uncertain during the ordinary course of business. Significant judgment is required from the Group in determining the provision for income taxes in each of these jurisdictions. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Deferred tax assets are recognized in respect of temporary deductible differences and the carrying forward of unused tax losses. Management recognizes deferred tax assets only to the extent that it is probable that future taxable profit will be available against the assets which can be realized or utilized. At the end of each Reporting Period, the management assesses whether previously unrecognized deferred tax assets should be recognized. The Group recognizes a previously unrecognized deferred tax asset to the extent that it is probable that future taxable profit will allow the deferred tax asset to be utilized. In addition, management assesses the carrying amount of deferred tax assets that are recognized at the end of each Reporting Period. The Group reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available for the deferred tax asset to be utilized.

In making the assessment of whether it is probable the Group will realize or utilize the deferred tax assets, management primarily relies on the generation of future taxable income to support the recognition of deferred tax assets. In order to fully utilize the deferred tax assets recognized at 31 December 2014, the Group would need to generate future taxable income of at least RMB 3,660 million, of which RMB 2,371 million is required to be generated by the Company by 2017, prior to the expiration of the unused tax losses generated in 2012. In addition, further taxable income of RMB 833 million is required to be generated by the Company by 2019, prior to the expiration of the unused tax losses generated in 2014. Based on the estimated forecast and historical experience, management believes that it is probable that the Group will generate sufficient taxable income before the unused tax losses expire.

5.3	Comparison and Analysis of Results of the Company’s Operations (Prepared under IFRS)

5.3.1	Summary

The following table sets forth the Group’s sales volumes and net sales (net of sales taxes and surcharges) for the years indicated:

	For the Years ended 31 December
	2014			2013			2012
	Sales Volume (‘000 tons)	Net Sales (RMB Million)	% of Total	Sales Volume (‘000 tons)	Net Sales (RMB Million)	% of Total	Sales Volume (‘000 tons)	Net Sales (RMB Million)	% of Total

Synthetic fibres	228.7	2,891.5	3.1	250.8	3,220.5	3.1	253.3	3,313.3	3.8
Resins and plastics	1,321.4	12,489.4	13.5	1,506.7	14,268.4	13.5	1,582.8	14,706.3	16.9
Intermediate petrochemicals	1,968.9	12,391.0	13.4	2,545.0	18,430.8	17.5	2,209.2	17,993.5	20.6
Petroleum products	9,305.3	49,259.5	53.1	10,391.5	57,419.8	54.4	6,921.0	38,301.4	43.9
Trading of petrochemical products	—	14,791.0	15.9	—	11,157.6	10.6	—	12,020.7	13.8
Others	—	902.6	1.0	—	1,006.1	0.9	—	882.1	1.0

Total	12,824.3	92,725.0	100.0	14,694.0	105,503.2	100.0	10,966.3	87,217.3	100.0

The following table sets forth a summary statement of the Group’s consolidated income statement for the years indicated (prepared under IFRS):

	For the Years ended 31 December
	2014		2013		2012
	RMB Million	% of Net sales	RMB Million	% of Net sales	RMB Million	% of Net sales

Synthetic fibres
Net sales	2,891.5	3.1	3,220.5	3.1	3,313.3	3.8
Operating expenses	(3,473.4)	(3.7)	(3,823.4)	(3.6)	(3,718.6)	(4.3)

Segment loss from operations	(581.9)	(0.6)	(602.9)	(0.5)	(405.3)	(0.5)

Resins and plastics
Net sales	12,489.4	13.5	14,268.4	13.5	14,706.3	16.9
Operating expenses	(12,820.9)	(13.8)	(15,034.7)	(14.3)	(15,997.7)	(18.4)

Segment loss from operations	(331.5)	(0.3)	(766.3)	(0.8)	(1,291.4)	(1.5)

Intermediate petrochemicals products
Net sales	12,391.0	13.4	18,430.8	17.5	17,993.5	20.6
Operating expenses	(12,259.2)	(13.2)	(17,366.8)	(16.5)	(17,160.8)	(19.6)

Segment profit from operations	131.8	0.2	1,064.0	1.0	832.7	1.0

Petroleum products
Net sales	49,259.5	53.1	57,419.8	54.4	38,301.4	43.9
Operating expenses	(49,288.8)	(53.2)	(55,242.6)	(52.3)	(39,294.4)	(45.0)

Segment (loss)/profit from operations	(29.3)	(0.1)	2,177.2	2.1	(993.0)	(1.1)

Trading of petrochemical products
Net sales	14,791.0	15.9	11,157.6	10.6	12,020.7	13.8
Operating expenses	(14,724.9)	(15.9)	(11,052.1)	(10.5)	(11,974.3)	(13.7)

Segment profit from operations	66.1	0.0	105.5	0.1	46.4	0.1

	For the Years ended 31 December
	2014		2013		2012
	RMB Million	% of Net sales	RMB Million	% of Net sales	RMB Million	% of Net sales

Others
Net sales	902.6	1.0	1,006.1	0.9	882.1	1.0
Operating expenses	(745.7)	(0.8)	(791.3)	(0.7)	(843.9)	(1.0)

Segment profit from operations	156.9	0.2	214.8	0.2	38.2	0.0

Net sales	92,725.0	100.0	105,503.2	100	87,217.3	100.0

Operating expenses	(93,312.9)	(100.6)	(103,310.9)	(97.9)	(88,989.7)	(102.0)

(loss)/Profit from operations	(587.9)	(0.6)	2,192.3	2.1	(1,772.4)	(2.0)

Net finance (costs)/income	(359.7)	(0.4)	121.7	0.1	(283.3)	(0.3)

Investment income	—	—	—	—	6.4	0.0

Share of profit of associates and jointly controlled entities	57.7	0.1	130.7	0.1	32.8	0.0

(loss)/Profit before taxation	(889.9)	(1.0)	2,444.7	2.3	(2,016.5)	(2.3)

Income tax	214.1	0.2	(379.2)	(0.3)	511.4	0.6

(loss)/Profit for the year	(675.8)	(0.7)	2,065.5	2.0	(1,505.1)	(1.7)

Attributable to: Equity shareholders of the Company	(692.2)	(0.7)	2,055.3	1.9	(1,528.4)	(1.8)

Non-controlling interests	16.4	0.0	10.2	0.1	23.3	0.1

(loss)/Profit for the year	(675.8)	(0.7)	2,065.5	2.0	(1,505.1)	(1.7)

5.3.2	Comparison and Analysis

The year ended 31 December 2014 compared to the year ended 31 December 2013.

5.3.2	A Results of operations

1)	Net sales

In 2014, net sales of the Group amounted to RMB92,725 million, representing a decrease of 12.11% from RMB105,503.2 million over the previous year. For the year ended 31 December 2014, among the Group’s synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products, the weighted average prices (excluding tax) of synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products decreased by 1.54%, 0.19%, 13.10% and 4.20% over the previous year, respectively.

(i)	Synthetic fibres

In 2014, the Group’s net sales for synthetic fibres amounted to RMB2,891.5 million, representing a decrease of 10.22% compared with RMB3,220.5 million in the previous year. The decrease in net sales was due to continued sluggish downstream demand and under-performing initiatives in raw material procurement. Sales volume for synthetic fibres fell 8.81% compared with the previous year, while weighted average sales price fell 1.54%. In particular, the weighted average sales price of acrylic fibre, the principal products of synthetic fibres of the Group, increased by 0.84%, while the weighted average sales price of polyester fibre decreased by 11.68% over the previous year. Sales of acrylic fibre and polyester fibre accounted for 79.15% and 14.95% of the total sales of synthetic fibres, respectively.

Net sales of synthetic fibre products accounted for 3.1% of the Group’s total net sales in 2014, remaining approximately the same as compared to the previous year.

(ii)	Resins and plastics

The Group’s net sales of resins and plastics amounted to RMB12,489.4 million in 2014, representing a decrease of 12.47% as compared with RMB14,268.4 million over the previous year, The decrease in net sales is mainly attributable to the decrease in sales volume of polyester products. The sales volume of resins and plastics decreased by 12.30%, while weighted average sales price fell 0.19%. In particular, the weighted average sales price of polyethylene increased by 2.65%, the weighted average sales price of poplypropylene increased by 1.53%, and the weighted average sales price of polyester pellet decreased by 13.82%. Sales of polyethylene, polypropylene and polyester pellet accounted for 43.58%, 35.52% and 16.56% of the total sales of resins and plastics, respectively.

Net sales of resins and plastics accounted for 13.5% of the Group’s total net sales in 2014, remaining approximately the same as compared to the previous year.

(iii)	Intermediate petrochemicals

The Group’s net sales of intermediate petrochemical products amounted to RMB12,391.0 million in 2014, representing an decrease of 32.77% as compared with RMB18,430.8 million in 2013. This is mainly due to the weak sales of aromatics, including benzene and paraxylene, along with the decrease in downstream demand, the suspension of the production of 1# ethylene plant, significant decrease in sales of olefins, leading to a plunge in net sales of petrochemical products and a decrease of 22.64% in sales volume. The weighted average sales price of intermediate petrochemicals decreased by 13.10% over the previous year. Among the intermediate petrochemicals, the weighted average sales prices of paraxylene, butadiene and ethylene oxide decreased by 18.83%, 14.29% and 2.92%, respectively, while weighted average sales price of benzene and glycol decreased by 9.07% and 11.32%, respectively. Sales of paraxylene, butadiene, ethylene oxide, benzene and glycol accounted for 29.07%, 6.33%, 18.74%, 18.56% and 6.11% of the total sales of intermediate petrochemicals, respectively.

Net sales of intermediate petrochemicals accounted for 13.4% of the Group’s total net sales in 2014, representing a decrease of 4.1 percentage points compared with the previous year.

(iv)	Petroleum products

The Group’s net sales of petroleum products amounted to RMB49,259.5 million in 2014, representing an decrease of 14.21% as compared with RMB57,419.8 million in the previous year, with the weighted average sales price decreasing by 4.20%, while sales volume decreased by 10.45%. The decrease in net sales is mainly attributable to a continuous drop in prices of refined oil products and a decrease in crude oil processing volume.

Net sales of petroleum products accounted for 53.1% of the Group’s total net sales in 2014, representing an decrease of 1.3 percentage points compared with the previous year.

(v)	Trading of petrochemical products

The Group’s net sales of the trading of petroleum products amounted to RMB14,791.0 million in 2014, representing a increase of 32.56% as compared with RMB11,157.6 million in the previous year. This was mainly attributable to the establishment of the subsidiary Shanghai Jinshan Trading Corporation in 2014, which enhanced intermediary trades, enabling the Group to expand its trading segment and increase net sales.

Net sales of trading of petrochemical products accounted for 15.9% of the Group’s total net sales in 2014, representing a increase of 5.3 percentage points compared with the previous year.

(vi)	Others

The Group’s net sales of others amounted to RMB902.6 million in 2014, representing an decrease of 10.29% as compared with RMB1,006.1 million in the previous year. This decrease in net sales was mainly attributable to the decreased asset rental business.

Net sales of other products accounted for 1.0% of the Group’s total net sales in 2014, representing an increase of 0.1 percentage point as compared with the previous year.

2)	Operating expenses

The Group’s operating expenses comprise cost of sales, selling and administrative expenses, other operating expenses and other operating income.

Operating expenses of the Group slightly decreased from RMB103,310.9 million in 2013 to RMB93,312.9 million in 2014. The operating expenses involving synthetic fibres, resins and plastics, intermediate petrochemicals, petroleum products and others were RMB3,473.4 million, RMB12,820.9 million, RMB12,259.2 million, 49,288.8 million and 745.7 million representing decreases of 9.15%, 14.72%, 29.41%, 10.78% and 5.76% respectively. The operating expenses involving trading of petrochemicals amounted to RMB14,724.9 million, representing an increase of 33.23% compared with the previous year.

The Group’s operating expenses involving trading of petrochemical products in 2014 increased by 33.23% compared with the previous year, primarily due to an increase in the Group’s trading volume of the petrochemicals compared with the previous year.

The Group’s operating expenses involving synthetic fibres, resins and plastics, intermediate petrochemicals, petroleum products and others decreased primarily due to the slight decreases in the Group’s volume of the relative products compared with the previous year.

—	Cost of sales

The Group’s cost of sales amounted to RMB92,910.1 million in 2014, decreasing by 9.99% from RMB103,225.9 million in 2013. Cost of sales accounted for 100.20% of net sales for 2014. The decrease in cost of sales is due to the decrease in crude oil processing volume.

—	Selling and administrative expenses

The Group’s selling and administrative expenses amounted to RMB564.2 million in 2014, representing an decrease of 18.35% as compared with RMB691.0 million in the previous year, mainly due to an decrease in the cost of loading and unloading transports.

—	Other operating income

The Group’s other operating income amounted to RMB261.6 million in 2014, representing an decrease of 61.15% compared with RMB673.4 million in the previous year. The decrease in other operating income was mainly attributable to the receipt of refunds relating to local education surcharge of RMB124 million in 2014, compared with RMB465 million in net income generated from the asset transfer involving the Chenshan oil depot and foreign exchange gain of RMB67.3 million from China Jinshan Associated Trading Corporation in 2013.

—	Other operating expenses

The Group’s other operating expenses were RMB100.2 million in 2014, representing an increase of 48.66% compared with RMB67.4 million in the previous year. This was mainly due to the exchange loss of RMB49.8 million as a result of the depreciation of the RMB against the US dollar, and the loss on fixed assets disposal of RMB18.8 million as a result of the disposal of No. 1 Ethylene Plant.

3)	(Loss)/profit from operations

The Group’s loss from operations amounted to RMB587.9 million in 2014, representing an decrease in RMB2,780.2 million compared with a profit from operations of RMB2,192.3 million in the previous year. In 2014, demand for petrochemicals in China remained sluggish and petrochemical prices weakened. Profit margin for the Group’s petrochemical products declined significantly and the petrochemical sector recorded a loss. In the second half of 2014, especially in the fourth quarter, the price of crude oil in the international market saw a continuous and significant decline, resulting in a significant decrease in the price of the Group’s oil products and petrochemical products. Given that imported crude oil has a long procurement cycle and the cost of the Group’s crude oil in transit and in storage is relatively high, the profit margin of the refining sector and the petrochemical sector has been further reduced, with the refining sector recording a loss.

(i)	Synthetic fibres

In 2014, the Group’s operating loss for synthetic fibres amounted to RMB581.9 million, representing a decrease compared with the operating loss of RMB602.9 million in the previous year. As the synthetic fibres industry is currently in the doldrums with selling price of the products remaining at low levels, the Group limited production for some of the products, resulting in lower sales which led to net sales for synthetic fibres falling 10.22%. Meanwhile, selling costs fell by 9.15%, narrowing the operating loss of synthetic fibres.

(ii)	Resins and plastics

In 2014, the Group’s operating loss for resins and plastics amounted to RMB331.5 million, representing a decrease of 56.74% compared with the operating loss of RMB766.3 million the previous year. This was mainly attributable to a 12.47% decrease in net sales caused by the fall in sales volume of resins and plastics, while selling costs fell by 14.72%, narrowing the operating loss.

(iii)	Intermediate petrochemicals

In 2014, the Group’s operating profit for intermediate petrochemicals amounted to RMB131.8 million, representing a decrease of 87.61% compared with RMB1064.0 million in the previous year. This was mainly attributable to a decrease of 32.77% in net sales of intermediate petrochemicals, while selling costs only fell by 29.41%, narrowing the operating profit compared with the previous year.

(iv)	Petroleum products

In 2014, the Group’s operating loss for petroleum products amounted to RMB29.3 million, representing a decrease of 101.35% as compared with the operating profit of RMB2,177.2 million in 2013. This was mainly attributable to the decrease of 14.21% in net sales of petroleum products, while selling costs only fell by 10.78%, resulting in the operating loss compared with the previous year.

(v)	Trading of petrochemical products

In 2014, the Group’s operating profit for trading of petrochemical products amounted to RMB66.1 million, representing a decrease of 37.35% compared with RMB105.5 million the previous year. This was mainly attributable to an increase of 32.56% in net sales of the trading business, while the costs increased by 33.23%, decreasing the operating profit compared with the previous year.

(vi)	Others

In 2014, the Group’s operating profit of other products amounted to RMB156.9 million, representing an decrease of 26.96% compared with RMB214.8 million in the previous year. This was mainly attributable to a decrease of 10.29% in net sales of other products, while costs fell by 5.76%, lowering the operating profit compared with the previous year.

4)	Net finance (costs)/income

The Group’s net finance costs were RMB359.7 million in 2014, compared with a net finance income of RMB121.7 million in 2013. The reversal was mainly due to RMB49.8 million of net foreign exchange loss during the Reporting Period caused by the depreciation of RMB against US Dollars as compared with RMB407.9 million of net foreign exchange gains caused by the appreciation of RMB against US Dollars in the previous year.

5)	(Loss)/profit before taxation

The Group’s loss before taxation was RMB889.9 million in 2014, representing an decrease in profit of RMB3,334.6 million as compared with the profit before taxation of RMB2,444.7 million in the previous year.

6)	Income tax

The Group’s income tax benefit amounted to RMB214.2 million in 2014, while the Group’s income tax expense was RMB379.2 million in the previous year. The change was primarily attributable to the deferred tax assets recognized as the Company recorded losses in 2014.

In accordance with the PRC Enterprise Income Tax Law (amended) which took effect from 1 January 2008, the income tax rate of the Group in 2014 was 25% (2013: 25%).

7)	(Loss)/profit for the year

The Group’s loss for the year was RMB675.8 million, representing an decrease in profit of RMB2,741.3 million compared with profit for the year of RMB2,065.5 million in the previous year.

5.3.2B	Liquidity and Capital Sources

The Group’s primary sources of capital are operating cash flows and loans from unaffiliated banks. The Group’s primary uses of capital are costs of goods sold, other operating expenses and capital expenditures.

1)	Capital Sources

(i)	Net cash flow generated from operating activities

The Group’s net cash inflows from operating activities amounted to RMB3,662.4 million in 2014, representing an decrease in cash inflows of RMB1,436.1 million as compared with net cash inflows of RMB5,098.5 million in the previous year. In particular, due to 1) the Group recorded loss during the Reporting Period, net cash outflows from loss before taxation (net of depreciation and impairment losses on property, plant and equipment) amounted to RMB1,049.8 million in 2014, representing an decrease of RMB3,504.7 million in cash inflows as compared with net cash inflows of RMB4,554.5 million in the previous year, 2) the Group’s decreased inventory balance leading to a increase in operating cash flow of RMB3,108.5 million in 2014 (compared with a decrease in operating cash flow of RMB101.2 million in the previous year due to increased inventory balance at the end of the previous year).

(ii)	Borrowings

The total borrowings of the Group at the end of 2014 amounted to RMB5,710.9 million, representing a decrease of RMB2,010.9 million compared with the end of the previous year, of which short-term borrowings decreased by RMB3,015.8 million and long-term borrowings increased by RMB1,004.9 million.

The Group managed to maintain its liability-to-asset ratio at a safe level by enhancing controls over both liabilities (including borrowings) and financing risks. The Group generally does not experience any seasonality in borrowings. However, due to the nature of the Group’s capital expenditure plan, long-term bank loans can be arranged in advance of expenditures while short-term borrowings are used to meet operational needs. The terms of the Group’s existing borrowings do not restrict its ability to pay dividends on its shares.

2)	Liability-to-asset ratio

As at 31 December 2014, the Group’s liability-to-asset ratio was 45.73% (2013: 50.89%). The ratio is calculated using this formula: total liabilities/ total assets.

5.3.2C	Research and Development, Patents and Licenses

The Group includes a number of technology development units, including the Petrochemical Research Institute, the Plastics Research Institute, the Polyester Fibre Research Institute, the Acrylic Fibre Research Institute and the Environmental Protection Research Institute. These units are charged with various research and development tasks with respect to new technology, new products, new production processes and equipment and environmental protection. The Group’s research and development expenditures for the years ended 2012, 2013 and 2014 were RMB72.2 million, RMB67.3 million and RMB43.6 million, respectively. Due to a reduction in expenses related to market research and travelling allowance, research and development expenditure fell in 2014.

The Group was not, in any material aspect, dependent on any patents, licenses, industrial, commercial or financial contracts, or new production processes.

5.3.2D	Off-Balance Sheet Arrangements

Please refer to note 30 to the financial statements prepared under IFRS in the full text of the 2014 annual report for details of the Group’s capital commitments. The Group did not provide any guarantee to outside parties during the Reporting Period.

5.3.2E	Contractual Obligations

The following table sets forth the Group’s obligations to repay loan principal in future as at 31 December 2014:

	As at 31 December 2014 payment due by period
	Total (RMB‘000)	Within 1 year (RMB‘000)	After 1 year but within 2 years (RMB‘000)

Contractual obligations
Short term borrowings	4,078,195	4,078,195	—
Long term borrowings	1,632,680	—	1,632,680

Total contractual obligations	5,710,875	4,078,195	1,632,680

5.3.2F	Analysis of Performance and Results of the Companies in Which the Company Has Controlling Interests or Investment Interests during the Reporting Period

As at 31 December 2014, the Company had more than 50% equity interest in the following principal subsidiaries:

	Place of registration	Principal activities	Place for principal activities	Type of legal person	Percentage of equity held by the Company (%)	Percentage of equity held by the Group (%)	Registered capital (‘000)		Profit/ (loss) for the year 2014 (RMB‘000)

Shanghai Petrochemical Investment Development Company Limited	China	Investment management	China	Limited company	100	100	RMB	1,000,000	31,597

China Jinshan Associated Trading Corporation	China	Import and export of petrochemical products and equipment	China	Limited company	67.33	67.33	RMB	25,000	21,924

Shanghai Jinchang Engineering Plastics Company Limited	China	Production of polypropylene compound products	China	Limited company	—	74.25	US$	9,154	7,299

Shanghai Golden Phillips Petrochemical Company Limited	China	Production of polypropylene products	China	Limited company	—	60	US$	50,000	16,486

Zhejiang Jin Yong Acrylic Fibre Company Limited	China	Production of acrylic fibre products	China	Limited company	75	75	RMB	250,000	(33,771)

Shanghai Golden Conti Petrochemical Company Limited	China	Production of petrochemical products	China	Limited company	—	100	RMB	545,776	(75,631)

Shanghai Jinshan Trading Corporation	China	Import and export of petrochemical products and equipment	China	Limited company	—	67.33	RMB	20,000	2,611

None of the subsidiaries has issued any debt securities.

The Group’s equity interests in its associates comprised an equity interest of 38.26%, amounting to RMB1,043.3 million, in Shanghai Chemical Industry Park Development Co., Ltd., a company incorporated in the PRC; and an equity interest of 20%, amounting to RMB1,497.7 million, in Shanghai Secco Petrochemical Company Limited, a company incorporated in the PRC. The principal business of Shanghai Chemical Industry Park Development Co., Ltd. includes planning, developing and operating the Chemical Industry Park in Shanghai, while the principal business of Shanghai Secco Petrochemical Company Limited is the production and distribution of petrochemicals.

In 2014, Shanghai Golden Conti Petrochemical Co. Ltd, a subsidiaries controlled by the Group, had an effect of more than 10% on the net profit of the Group. The increase in loss of the subsidiary is mainly attributable to the continuous decrease in the price of international liquefied gas, which led to a decrease in the selling price of the products.

5.3.2G	Major Suppliers and Customers

The Group’s top five suppliers in 2014 were China International United Petroleum & Chemical Co., Ltd., Sinochem Oil Co., Ltd., CNOOC-SINOPEC United International Trading Co., Ltd, Sinochem Industries Co., Ltd., and Shanghai Secco Petrochemical Company Limited. Total procurement costs involving these suppliers, which amounted to RMB53,892.9 million, accounted for 78.88% of the total procurement costs of the Group during the year ended 31 December 2014. The procurement costs from the largest supplier amounted to RMB30,931.6 million, representing 45.27% of the total costs of purchases by the Group during the year ended 31 December 2014.

The Group’s top five customers in 2014 were East China Branch of Sinopec Sales Company Limited, Sinopec Petrochemical Sales Company Limited, Jiaxing Petrochemical Company Limited, Sinopec Refinery Product Sales Company and Shanghai Chilor-alkali Chemical Co., Ltd. Total sales to these customers amounted to RMB62,005.1 million, representing 60.68% of the Group’s total turnover during the year ended 31 December 2014. Sales to the Group’s largest customer amounted to RMB51,404.1 million, representing 50.31% of the Group’s total turnover during the year ended 31 December 2014.

To the knowledge of the Board, in relation to the suppliers and customers listed above, none of the Directors (or their associates) or shareholders of the Company had any interest in Sinochem Oil Co., Ltd., Sinochem Industries Co., Ltd, Jiaxing Petrochemical Company Limited and Shanghai Chilor-alkali Chemical Co., Ltd.

China International United Petroleum & Chemical Co. Ltd., East China Branch of Sinopec Sales Company Limited, Sinopec Petrochemical Sales Company Limited and Sinopec Refinery Product Sales Company are subsidiaries of China Petroleum & Chemical Corporation, the controlling shareholder of the Company. China International United Petroleum & Chemicals Co., Ltd owns a 40% equity interest in CNOOC-SINOPEC United International Trading Co., Ltd. China Petroleum & Chemical Corporation and the Company own 30% and 20% equity interests in Shanghai Secco Petrochemical Company Limited, respectively.

5.4	Discussion and Analysis of the Company’s Operation (prepared under CAS)

5.4.1	Analysis of the Company’s Major Business

5.4.1A	Analysis of Changes in the Consolidated Income Statement and the Consolidated Cash Flow Statement

			Unit: RMB‘000
	For the years ended 31 December
Item	2014	2013	Change (%)

Operating income	102,182,861	115,539,829	–11.56
Operating costs	90,046,890	100,477,000	–10.38
Taxes and surcharges	9,401,283	9,987,148	–5.87
Selling and distribution expenses	544,227	691,020	–21.24
General and administrative expenses	2,666,597	2,732,355	–2.41
Financial expenses (“-” for financial income)	391,625	–189,024	–307.18
Net cash inflow from operating activities (“-” for net outflow)	4,039,919	5,480,669	decreased inflow 26.29%
Net cash inflow from investing activities (“-” for net outflow)	–910,104	–629,246	increased outflow 44.63%
Net cash inflow from financing activities (“-” for net outflow)	–2,983,972	–4,878,991	decreased outflow 38.84%
Research and development expenditures	43,569	67,315	–35.28

Analysis of Major Changes in the Consolidated Income Statement

Unit: RMB‘000
	For the years ended 31 December		Increase/ decrease amount	Change (%)	Major reason for change
Item	2014	2013

Financial expenses (“-” for financial income)	391,625	–189,024	580,649	–307.18	Appreciation of the US Dollar resulting in net foreign exchange loss

Asset impairment loss	224,039	39,838	184,201	462.38	Increase in inventory depreciation reserves

Investment income	54,145	120,667	–66,522	–55.13	Revenue decrease in associated and joint enterprises

Non-operating income	208,480	543,142	–334,662	–61.62	An increase in non-operating revenue from the asset transfer involving the Chenshan oil depot in 2013

Operating profit (“-” for loss)	–1,037,655	1,922,159	–2,959,814	–153.98	Gross profit and sales volume decreased

Total profit (“-” for loss)	–914,149	2,392,870	–3,307,019	–138.20	Gross profit and sales volume decreased

Net profit (“-” for net loss)	–699,965	2,013,719	–2,713,684	–134.76	Gross profit and sales volume decreased

Income tax expenses	–214,184	379,151	–593,335	–156.49	Deferred tax assets are recognized as the loss recorded this year

Analysis of Major Changes in the Cash Flow Statement

Unit: RMB‘000
	For the years ended 31 December		Increase/ decrease amount	Change	Major reason for change
Item	2014	2013

Net cash inflow from operating activities (“-” for net outflow)	4,039,919	5,480,669	Decrease inflow of 1,440,750	Decrease inflow of 26.29%	Loss during the reporting period

Net cash inflow from investing activities (“-” for net outflow)	–910,104	–629,246	Increase outflow of 280,858	Increase outflow of 44.63%	RMB594 million cash flow generated from the asset transfer involving the Chenshan oil depot in 2013

Net cash inflow from financing activities (“-” for net outflow)	–2,983,972	–4,878,991	Decrease outflow of 1,895,019	Decrease outflow of 38.84%	Purchasing of crude oil decreased this year, so as to compensate the decrease of operating capital loan

5.4.1B	Operating Income

1)	Analysis of Changes in Operating Income

The weighted average prices (VAT excluded) of the Group’s synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products fell by 1.54%, 0.19%, 13.10% and 4.20% respectively. At the same time, sales volume saw a slight decrease in 2014 compared with the previous year, resulting in a lower operating income in 2014 compared with the previous year.

2)	Major Customers

Please refer to 3.2G for details of major customers of the Group.

5.4.1C	Operating Costs

1)	Analysis of Operating Costs

Operating costs of the Group amounted to RMB90,046.9 million billion in 2014, representing a decrease of 10.38% as compared with RMB100,477.0 million in 2013, which was mainly due to a decrease in the price of raw materials and Group’s sales volume.

The following table sets forth the details of the operating costs during the Reporting Period:

	For the years ended 31 December
	2014		2013
	RMB Million	% of Total	RMB Million	% of Total	Change (%)

Cost of raw materials
Crude oil	59,559.8	66.14	71,592.8	71.25	–16.81
Ancillary materials	11,865.4	13.18	12,555.3	12.50	–5.49
Depreciation and amortisation	1,876.7	2.08	2,087.2	2.08	–10.09
Staff costs	1,655.1	1.84	1,696.6	1.69	–2.45
Costs of merchandise	14,586.0	16.20	10,970.4	10.92	32.96
Others	503.9	0.56	1,574.7	1.56	–68.00

Total	90,046.9	100.00	100,477.0	100.00	–10.38

2)	Major Suppliers

Please refer to 3.2G for details of major suppliers of the Group.

5.4.1D	Expenses

Please refer to Analysis of Major Changes in the Consolidated Income Statement and the Consolidated Cash Flow Statement in this section for the analysis of expenses changes during the Reporting Period.

5.4.1E	Research and Development Expenditure

Unit: RMB‘000

Expensed R&D expenditure during the Reporting Period	43,569
Capitalised R&D expenditure during the Reporting Period	—

Total	43,569

% of Net Assets	0.26

% of Operating Income	0.04

Please refer to 3.2C of this section for details of Research and Development, Patents and Licenses of the Group.

5.4.1F	Cash Flow

Please refer to 4.1A Analysis of Major Changes in the Consolidated Income Statement and the Consolidated Cash Flow Statement in this section for details of the changes in cash flow statement items.

5.4.2	Analysis of Business Operations by Segment, Product and Geographical Location

5.4.2A	Principal operations by segment or product

By segment or product	Operating income (RMB‘000)	Operating costs (RMB‘000)	Gross profit/(loss) margin (%)		Increase/ decrease of operating income as compared to the previous year (%)	Increase/ decrease of operating costs as compared to the previous year (%)	Increase/ decrease of gross profit margin as compared to the previous year (percentage point)

Synthetic fibres	2,935,540	3,131,196	–6.67		–10.08	–10.44	0.42
Resins and plastics	12,654,400	11,992,851	5.23		–12.37	–15.67	3.71
Intermediate petrochemicals	12,579,993	11,094,167	11.81		–32.67	–30.52	–2.72
Petroleum products	58,243,904	48,604,614	16.55	(note)	–12.97	–11.89	–1.02
Trading of petrochemical products	14,792,432	14,585,761	1.40		32.56	32.96	–0.29
Others	976,592	638,301	34.64		–8.91	–3.26	–3.82

Note:	Gross profit margin is calculated according to the price of petroleum products, which includes consumption tax. Gross profit margin of petroleum products after deducting consumption tax amounted to 3.03%.

5.4.2B	Principal operations by geographical location

	Unit: RMB‘000
Geographical location	Operating income	Increase/decrease of operating income compared to the previous year (%)

Eastern China	98,313,759	–10.15
Other regions in the PRC	2,552,122	–49.05
Exports	1,316,980	18.45

5.4.3	Analysis of Assets and Liabilities

	Unit: RMB‘000
	As at 31 December 2014		As at 31 December 2013
Item	Amount	% of Total Asset	Amount	% of Total Asset	Change as between 31 December 2014 and 31 December 2013 (%)	Major reason for change
Cash at bank and on hand	279,198	0.90	133,256	0.36	110	Decrease in cash outflows for financing activities

Notes receivable	1,372,277	4.41	2,984,445	8.08	–54	Decrease in revenue and operation receivables

Accounts receivable	1,628,121	5.23	1,976,496	5.35	–18	Decrease in revenue and operation receivables

Advances to suppliers	31,098	0.10	5,930	0.02	424	Increase in pre-paid for goods by the end of the year

Inventories	5,930,703	19.04	9,039,239	24.49	–34	Decrease in raw material by the end of the year

Other current assets	197,799	0.64	297,779	0.81	–34	Decrease in purchasing by the end of the year, compensating the decrease in deductible VAT

Long-term equity investment	3,106,262	9.97	3,173,594	8.60	–2	—

Fixed assets	15,611,926	50.13	16,768,602	45.42	–7	—

Long-term deferred expenses	602,451	1.93	458,463	1.24	31	Part of the catalyst is expiring, increasing input

Deferred tax assets	915,069	2.94	684,599	1.85	34	The Company recorded loss in the Reporting Period, resulting in an increase in unrealised deductible losses

Short-term borrowings	4,078,195	13.09	6,484,336	17.57	–37	Purchasing of crude oil decreased this year, resulting in a decrease in short-term borrowings

Accounts payable	5,924,035	19.02	8,851,932	23.98	–33	Purchasing of crude oil decreased this year

Taxes payable	1,276,874	4.10	840,682	2.28	52	Taxes payable increase due to the increase of consumption tax by the end of year

Current portion of non-current liabilities	—	—	609,690	1.65	–100	To pay back the loan expiring in a year

Long-term borrowings	1,632,680	5.24	627,800	1.70	160	Long-term borrowings increased to improve cash flow due to the loss recorded in this year

5.5	Others

(1)	Group’s employees

Number of employees of the Company	13,202
Number of employees of the subsidiaries	111
Total number of employees of the Group	13,313
Number of retired workers who require the Group to bear the costs of retirement	15,891

Professionals structure and level of education of the Company’s employees

Category of Professionals	Number of employees

Production personnel	7,789
Sales staff	71
Technical staff	3,744
Financial officers	58
Administrative staff	1,540

Total	13,202

Level of education

Educational Attainment	Number of employees

College graduate or below	10,588
Undergraduate	2,437
Post-graduate and above	177

Total	13,202

(2)	Purchase, Sale and Investment

Save and except as disclosed in the annual report, there was no material purchase or sale of the Group’s subsidiaries or associates or any other material investments in 2014

(3)	Pledge of assets

As at 31 December 2014, no fixed asset was pledged by the Group (31 December 2013: Nil).

5.6	Status of Holding Foreign Currency Financial Assets and Financial Liabilities

As at 31 December 2014, the Group held foreign-currency denominated bank deposits and loans and borrowings, equivalent to RMB33,408,000 and RMB2,654,457,000, respectively.

5.7	Company Outlook on Future Development (Business Prospects)

(1)	Development trends and market competition in the industry

The global economy will remain volatile following the financial crisis as the generally weak rebound is expected to largely continue in 2015. Amid the reindustrialization of the US economy, which is hoped to stimulate the economy and in turn improve the world’s economy, the exit of QE monetary policy of the US will impose pressure on emerging markets. Against the adversities in the global economy resulting from high level of debt in developed countries and slowing of potential growth in major economies, the enhanced efforts in economic structural adjustment by emerging economies will promote economic development.

China’s economic development faces uncertainties in the recovery of the global economy. While the steady economic growth is driven by the country’s fundamentals conditions and reform policy, factors such as difficulties in boosting domestic and foreign demand significantly, as well as sharp structural contradictions, will hamper and constrain economic growth. As such, there remains multiple challenges in maintaining steady economic growth.

Ample supply is expected in the international crude oil market. In the meantime, demand for crude oil will be suppressed by the pessimistic outlook for global economic growth. As long as the supply of crude oil remains abundant, the fundamentals will continue to subdued the price of crude oil. Looking ahead to 2015, it is expected that the price of crude oil will fluctuate at a low level.

In this context, the domestic petroleum and petrochemical markets will face a tougher external business environment with market competition intensifying due to the slowdown in market demand, over capacity of refineries in the country and impact from imported petrochemical products. Stricter regulations in relation to environment and resources brought greater challenges to business operations and development.

(2)	Company Development Strategies

The Company has been focusing on its goal of establishing a refining and petrochemical enterprise which is “Take the lead in China, Be the First-class in the world”. Taking into account the development status and trend of the global petrochemical industry, as well as the development trend of domestic, especially East China region, oil and chemical products market, we define our development strategy as follows: giving consideration to both cost-leadership and differentiation, paying equal attention to scale and specialty, laying special emphasis on cost-leadership and scale in the plants of up-stream, and high value- added and refined product in the plants of down stream. The Company aimed to improve its competitiveness by leveraging its strengths in broad product chain, product diversification and geographical proximity to the market. In view of this development strategy, the Company adopted the development concept of “further expand refining business, take the lead in petrochemical industry, and be excellent in particular fine chemicals” in combining the resource optimization and development planning of enterprises in the Shanghai region, to further consolidate the three existing processing chains of refining, olefin and aromatic. The Company has also created a new development model of integrated refinery and petrochemical by using the concept of molecular refinery and molecular petrochemical to further boost its economic returns.

(3)	Business plans for 2015

Under the prolonged nature of the challenging production and operation environment, the Group will continue its efforts in safety and environmental protection. It will also maintain stable production and operations when focusing on industrial structure adjustment and improvement of products in 2015. The Group will further strengthen its internal management and endeavour to maximize economic benefits for sustainable growth.

To achieve its business objectives in 2015, the Group will work hard in the following areas:

(i)	Further implement QHSE management

The Group will implement QHSE management in a comprehensive manner, prioritize the safety supervision in direct operating and further enhance the management and assessment system in relation to safety and environmental. Meanwhile, the Group is committed to green and low carbon operations, energy saving and emission reduction, as well as clean production. Hence, it will tighten control of waste water, waste solid and waste gas at the source, and maintain a 100% properly treatment ratio. In addition, it will strictly supervise and evaluate the performance of contractors to raise their awareness in enhancing HSE management. The Group upholds the quality standard of “Making Every Drop Count” and promotes stronger oversight in every production procedure, thereby putting in place stringent controls on outgoing products.

(ii)	Enhance management of production and operations

The Group will pursue more refined management of its production system and strictly comply with the reporting system in relation to major production events, with an aim to minimize non-scheduled shut-down sudden production disruptions. It will also strengthen the management of process technology and increase supervision and evaluation of the progress in attaining technical and economic indicators. In addition, the Group will also strengthen its management of facilities operations and fully leverage the advantages of quantifying inspection and platform for processing malfunction and repair requests. Through its major efforts in HSE-based detection and rectification of potential hazards in facilities, the Group’s management of facilities will be effectively improved.

(iii)	Deepen the movement of potential, tapping by full process optimization and cost/expenditure reduction

The Group will continue to adopt cost-to-performance ratio as its primary basis for crude oil purchases by focusing on the selection of ideal sources of crude oil and cost control. When optimizing and adjusting the structure of refined oil, it will continue to enhance the proportion and output of high-grade refined oil products. With a view to promoting the structural adjustment of petrochemical products, the Group will adhere to the implementation of dynamic optimization by using the main product optimization model, strengthening the marginal contribution tracking for chemical plants and adjusting the load of plants in a timely manner. The Group will also step up its efforts in minimizing expenditure to further reduce finance expenses. In addition, the Group will continue to adhere to its strategy of optimizing its inventory level. It will ensure the safety and stability of production and business operations, while minimizing its exposure to operating risks. To reduce transportation costs, the Group will continue to improve and delineate its sales area in a prudent manner.

(iv)	Foster transformation, scientific research and development and informatization

Riding on the development opportunities brought by the production base in the north coast of Hanzhou Bay, the Group will further adjust and optimize its refinery/petrochemical integration plan. The Group will proactively facilitate the integration of its refinery with petrochemical plant while swiftly commencing certain projects with relatively strong competitive edges when appropriate. While ramping up scientific research and development, the Group will also focus efforts on the implementation of key scientific research projects such as carbon fibre and needle coke project, while exploring external sales model for technical services to tap a new source of profit for the Company. The Group will proactively foster industrial and informatization integration, expand the application of APC system as well as facilitate the construction of informatization projects, including the comprehensive statistics information system.

(v)	Strive to enhance internal management

The Group will further optimize its corporate management systems and processes while fostering an integrated, procedural and informatization- driven organic combination. This will realize its transition from function- driven to operations-driven, and functional management to process management. On-site management will be escalated for production area and operation. The Group will continue to strengthen its management structure and steadily re-align management duties, while emphasizing professional and central management over meters. By downsizing its structure, excessive staff will be eliminated. The Group will improve its management of performance appraisal, and establish and strengthen its performance-oriented performance management system.

(3)	Risk exposure in the Company’s future development

(i)	The cyclical characteristics of the petroleum and petrochemicals market and price volatility in crude oil and petrochemical products may have an adverse impact on the Group’s operations.

A large part of the Group’s operating income is derived from the sales revenue of refined oil and petrochemical products. Historically, such products have been cyclical in nature and relatively sensitive to macroeconomic changes. In addition to regional and global economic conditions, productivity and output, prices and supply of raw materials, consumer demand and prices and supply of substitutes also have an effect. From time to time, these factors have a major impact on the prices of the Group’s products in regional and global markets. Given the reduction of tariffs and other import restrictions as well as China’s relaxed control over the distribution and pricing of products, many of the Group’s products will increasingly be subject to the impact of the petrochemical cycle in regional and global markets. In addition, the prices of crude oil and petrochemical products will remain volatile, and uncertain. Higher crude oil prices and lower petrochemical products prices are likely to have an adverse impact on the Group’s business, operating results and financial condition.

(ii)	The Group may be exposed to risks associated with the procurement of imported crude oil and may not be able to pass on all increased costs due to rising crude oil price.

At present, the Group consumes a significant amount of crude oil for the production of petrochemical products. More than 90% of the crude oil required is imported. In recent years, crude oil prices have been subject to significant fluctuations due to a variety of factors, and the Group cannot rule out the possibility of any major unexpected event which may cause a suspension in crude oil supply. The Group has attempted to mitigate the effects of increased costs from rising crude oil prices by passing them on to customers, but the ability to do so is limited by market conditions, and government control over the pricing of refined oil products. Since there is a time-lag between increases in crude oil prices and increases in petrochemical product prices, higher costs cannot be totally offset by raising the selling prices. In addition, the State also imposes control over the distribution of some petroleum products within China. For instance, some of the Group’s petroleum products are required to be sold to designated customers (such as subsidiaries of Sinopec Corp). Hence, when crude oil prices are high, the higher costs cannot be totally offset by raising the selling prices of the Group’s petroleum products. This has created, and will continue to create, a significant impact on the Group’s financial condition, operating results or cash flow.

(iii)	Substantial capital expenditures and financing requirements are required for the Group’s development plans, presenting a number of risks and uncertainties.

The petrochemical industry is a capital-intensive industry. The Group’s ability to maintain and raise income, net income and cash flows is closely connected with ongoing capital expenditures. The Group’s estimated capital expenditures is estimated to amount to approximately RMB1,600.0 million in 2015, which will be met by financing activities and by internal funding. The Group’s real capital expenditures may vary significantly due to the Group’s ability to generate sufficient cash flow from operations, investments and other factors that are beyond its control. Furthermore, there is no assurance as to the completion, cost or success of the Group’s capital projects.

The Group’s ability to secure external financing in the future is subject to a number of uncertainties which include the Company’s operating results, financial condition and cash flow in the future; China’s economic conditions and the market conditions for the Group’s products; financing costs and conditions of the financial market, and availability of government approval documents, as well as other risks associated with the development of infrastructure projects in China and so forth. The Group’s failure to secure sufficient financing required for its operations or development plans may have an adverse impact on the Group’s business, operating results and financial condition.

(iv)	The Group’s business operations may be affected by existing or future environmental protection regulations.

The Group is governed by a number of environmental protection laws and regulations in China. Waste products (waste water, waste gas and waste residue) are generated during the Group’s production operations. Currently the Group’s operations fully comply with all applicable Chinese environmental protection laws and regulations. However, the Chinese government has already enforced and may further enforce stricter environmental standards, and the Group cannot assure that the central or local governments will not issue more regulations or enforce certain stricter regulations which may cause the Group to incur additional expenses on environmental protection measures.

(v)	Changes in the monetary policy and fluctuations in the value of Renminbi may have an adverse impact on the Group’s business and operating results

The exchange rate of the Renminbi against the US Dollar and other foreign currencies may fluctuate and is subject to alterations due to changes on the Chinese political and economic scenes. In July 2005, the PRC government overhauled its policy of pegging the value of the Renminbi to the US dollar by permitting the Renminbi to fluctuate within a certain band against a basket of certain foreign currencies. Since the adoption of this new policy, the value of the Renminbi against the US dollar has fluctuated daily. In addition, the Chinese government has been under international pressure to further ease its exchange rate policy, and may as a result further change its currency policy. A small portion of our cash and cash equivalents is denominated in foreign currencies, including the US dollar. Any increase in the value of Renminbi against other currencies, including the US dollar, may decrease the Renminbi value of our cash and cash equivalents that are denominated in foreign currencies. On the other hand, most of our revenue is denominated in Renminbi, but a major part of our procurement of crude oil, certain equipment and certain debt repayments are denominated in foreign currencies. Any devaluation of Renminbi in the future will increase our costs and jeopardize profitability. Any devaluation of Renminbi may also have an adverse impact on the value of dividends payable in foreign currencies by the Group for H shares and American Depository Shares.

(vi)	Connected transactions may have an adverse impact on the Group’s business and economic efficiency.

The Group will, from time to time, continue to conduct transactions with the Group’s controlling shareholder Sinopec Corp, as well as other connected parties (subsidiaries or associates). These connected transactions include: provision of raw materials purchases, the agency sale of petrochemical products, construction, installation and engineering design services, petrochemical industry insurance services and financial services; and the Group’s sale of petroleum and petrochemical products to Sinopec Corp. and its connected parties. These connected transactions and services conducted by the Group are carried out under normal commercial terms and in accordance with the relevant agreements. However, if Sinopec Corp. and Sinopec Group refuse to conduct such transactions or revise the agreements between the Group and itself in a manner unfavorable to the Group, the Group’s business and business efficiency will be adversely impacted. Furthermore, Sinopec Corp. has an interest in certain sectors that are directly or indirectly competing with or which may compete with the Group’s business. Since Sinopec Corp. is the controlling shareholder of the Group and its own interests may conflict with those of the Group, it may act for its own benefit regardless of the Group’s interests.

(vi)	Risks associated with control by the majority shareholder.

Sinopec Corp., the controlling shareholder of the Company, owns 5,460,000,000 shares of the Company, which represents 50.56% of the total number of shares of the Company and gives it an absolute controlling position. Sinopec Corp. may, by using its controlling position, exercise influence over the Group’s production operations, funds allocations, appointment or removal of senior staff and so forth, thereby adversely impacting the Group’s production operations as well as minority shareholders’ interests.

5.8	Major Projects from Non-raised Capital

In 2014, the capital expenditure of the Group amounted to RMB1,089 million, representing a decrease of 17.31% compared with RMB1,317 million in 2013. Major projects include the following:

Project	Total project investment in RMB million	Project progress as at 31 December 2014

3 # diesel hydrotreating unit diesel quality upgrading	75	Completed

Thermoelectric Division 1 # & 2 # boiler denitration dust transformation	108	Completed

Sewage water treatment and reuse project Phase II	117	Completed

The EVA Project with a capacity of 100,000 tons/year	1,132	Preliminary work

The Group’s capital expenditure for 2015 is estimated at approximately RMB1,600 million.

5.9	Plan for Profit Appropriation or Capital Reserve Capitalization

5.9.1	Disclosure of the Cash Dividend Policy and its Stipulation, Implementation or Amendment

In 2013, the Company made amendments to its cash dividend policy in the Articles of Association. The proposed amendments to the Articles of Association and its appendices were considered and approved at the 2013 Second Extraordinary General Meeting held on 11 December 2013 and approved by the State-owned Assets Supervision and Administration Commission of the State Council on 26 January 2014. According to Article 205 of the amended Articles of Association:

(i)	The Company should place emphasis on delivering reasonable returns on investments to the investors. The Company shall pay due attention to the opinions of minority shareholders through various channels when allocating its profits. The profits distribution policy of the Company shall be durative and stable, taking into account the long-term interests of the Company, the overall interests of all shareholders and the Company’s sustainable development.

(ii)	The Company may distribute dividends in the following forms: cash, shares or other forms approved by laws, administrative rules, regulations of competent authorities and regulatory provisions in the place where the Company’s shares are listed. The Company shall give priority to the distribution of dividends in cash. The Company may distribute interim dividends.

(iii)	The Company shall distribute cash dividends when the parent company’s net profit and retained earnings, in separate financial statement, are positive and the Company has adequate cash flow for normal operations and sustainable development. The Company should pay dividends in cash. The total cumulative cash dividend for the most recent three years should not be less than thirty (30) percent of the total distributable profit of the Company for the most recent three years.

(iv)	The Company may adjust its profits distribution policy referred to in sub- paragraphs (2) and (3) of this Article in case of war, natural disasters or other force majeure events, or where changes to the external environment of the Company result in material impact on the production and operations of the Company, where there are significant changes in the Company’s own operations or financial conditions, or where the Company’s board of directors considers it necessary. Independent directors shall issue independent opinions on the adjustment of the profits distribution policy whilst the board of directors shall discuss the rationale of such adjustment in detail, and form a resolution which shall be submitted to a shareholders’ meeting for approval by special resolution. The convening of the shareholders’ meeting shall comply with regulatory provisions in the place where the Company’s shares are listed.

(v)	The management of the Company shall formulate the annual profits distribution plan and submit such a plan to the board of directors for consideration. Independent directors shall issue independent opinions on such a plan and the board of directors shall form a resolution which shall be submitted for approval by shareholders’ meeting. If the conditions for the distribution of cash dividends have been satisfied and the Company does not propose a cash dividends distribution plan or does not propose such a plan in compliance with sub-paragraph (3) of this Article, independent directors shall issue independent opinions whilst the board of directors shall give a specific explanation regarding such an arrangement and form a resolution which shall be submitted to shareholders’ meeting for approval and make relevant disclosures. The plan for half-yearly dividend distribution of the Company shall comply with Article 213 of the Articles of Association.

5.9.2	Plan for Profit Appropriation or Capital Reserves Capitalisation for the Reporting Period

In 2014, net loss attributable to equity shareholders of the Company amounted to RMB716.427 million under CAS (net profit of RMB692.222 million under IFRS). The Board proposed not to distribute dividend or capitalize capital reserves.

5.9.3	Status of the Company’s Payment of Dividends, Capitalization of capital fund and Surplus Reserve Fund over the Past Three Years (Including the Reporting Period)

Unit: RMB‘000
Year of paying dividends		Amount of bonus shares allocated every 10 shares (share)	Amount of dividends paid every 10 shares (RMB) (including tax)	Amount of transferred shares every 10 shares (share)	Amount of cash dividends (including tax) RMB‘000	Net profit attributable to equity shareholders of the Company prepared under CAS for the Year (“-” for net loss) RMB‘000	Percentage of net profit attributable to equity shareholders of the Company prepared under CAS for the Year (%)

2014		—	—	—	—	–716,427

2013	Interim	1.64	0.50	3.36	360,000	2,003,545	44.92
	Annual	—	0.50	—	540,000

2012		—	—	—	—	–1,548,466	—

5.10	The Company’s Disclosure on the fulfillment of its Corporate Social Responsibility

5.10.1	Fulfillment of social responsibility

For the disclosure of the Company’s social responsibility in 2014, please refer to the “Sinopec Shanghai Petrochemical Company Limited’s Fulfillment of Corporate Social Responsibility 2014” published by the Company on the website of the Shanghai Stock Exchange and the Hong Kong Stock Exchange.

5.10.2.	Description of environmental protection regulations in relation to listed companies and its subsidiaries of heavy pollution industries as required by the state environmental protection department

The Company consistently places safety and environmental protection as its first priority. It continues to receive ISO14001 Environmental Management System Certification. In January 2013, it received certifications verifying three standards in quality from the Shanghai Audit Center of Quality: (GB/T 19001:2008), environment (GB/T 24001:2004) and occupational health and safety (GB/T 28001:2011). On 29 November 2013, the continued use of the title “All-China Environmentally Friendly Enterprise” was approved. For more details, please refer to the “Sinopec Shanghai Petrochemical Company Limited’s Fulfillment of Corporate Social Responsibility 2014” published by the Company on the website of the Shanghai Stock Exchange and the Hong Kong Stock Exchange.

6.	MAJOR EVENTS AND OTHERS

6.1	Relevant Share Option Incentive Scheme has been disclosed in announcements and no future updates

Summary	For More details, please refer to

The 2nd meeting of the Eighth Session of the Board of Directors considered and passed resolution on the “A Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft)” (“the Share Option Scheme”) and has approved the draft Scheme to be submitted for review by shareholders of the Company.

Published on 18 August, 2014 at China Securities Journal, Shanghai Securities News, Securities Times, uploaded to the websites of Shanghai Stock Exchange, The Stock Exchange of Hong Kong and the Company.

Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft) was approved by The State-owned Assets Supervision and Administration Commission of the State Council (SASAC)

Published on 17 October, 2014 at China Securities Journal, Shanghai Securities News, Securities Times, uploaded to the websites of Shanghai Stock Exchange, The Stock Exchange of Hong Kong and the Company.

CSRC notified the Company that it has no objection to the filing of Share Option Incentive Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft)

Published on 30 October, 2014 at China Securities Journal, Shanghai Securities News, Securities Times, uploaded to the websites of Shanghai Stock Exchange, The Stock Exchange of Hong Kong and the Company.

First Extraordinary General Meeting for 2014, First A Shareholders Class Meeting for 2014 and First H Shareholders Class Meeting for 2014 were convened. The Share Option Scheme and relevant resolutions of the Company were considered and passed

Published on 24 December, 2014 at China Securities Journal, Shanghai Securities News, Securities Times, uploaded to the websites of Shanghai Stock Exchange, The Stock Exchange of Hong Kong and the Company.

6.2	Connected Transactions in Relation to Daily Operations

Unit: RMB‘000
Type of connected transactions	Connected parties	Annual cap for 2014	Transaction amount during the Reporting Period	Percentage of the total amount of the same type of transaction (%)

Mutual Product Supply and Sales Services Framework Agreement

Purchases of raw materials	Sinopec Group, Sinopec Corp. and its associates	85,254,000	39,270,634	57.48
Sales of petroleum products	Sinopec Corp. and its associates	65,479,000	54,017,562	52.88
Sales of petrochemical products	Sinopec Corp. and its associates	24,394,000	8,547,859	8.37
Property leasing	Sinopec Corp. and its associates	112,000	28,871	53.60
Agency sales of petrochemical products	Sinopec Corp. and its associates	283,000	113,162	100.00

Comprehensive Services Framework Agreement

Construction, installation and engineering design services	Sinopec Group and its associates	668,000	144,248	17.33
Petrochemical industry insurance services	Sinopec Group and its associates	180,000	117,896	49.78
Financial services	Sinopec Group and its associates	300,000	60,960	19.59

6.3	Implementation of Code of Corporate Governance Practices

During the Reporting Period, the Company applied and complied with all principles and code provisions set out in the Corporate Governance Code (the “Code”) contained in Appendix 14 to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Hong Kong Listing Rules”) except for certain exceptions from Code Provision A.2.1 as listed below.

Code provisions A.2.1: The roles of chairman and chief executive officer should be separate and should not be performed by the same individual. The division of responsibilities between the chairman and chief executive officer should be clearly established and set out in writing.

Deviation: Mr. Wang Zhiqing appointed as Chairman and President of the Company.

Reasons: Mr. Wang Zhiqing has extensive experience in the management of petrochemical production. Mr. Wong is the most suitable candidate to serve the positions of Chairman and President of the Company. For the time being, the Company has been unable to identify another person who possesses better or similar abilities and talent as Mr. Wang to serve any of the positions listed above.

6.4	Model Code for Securities Transactions

The Company has adopted and applied the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code for Securities Transactions”) as set out under Appendix 10 to Hong Kong Listing Rules to regulate securities transactions of the Directors and Supervisors. After making specific enquiries with all the Directors and Supervisors and having obtained written confirmations from each Director and Supervisor, the Company has not identified any Director or Supervisor who did not fully comply with the Model Code for Securities Transactions during the Reporting Period.

6.5	Purchase, sale and redemption of shares

There were no purchases, sales or redemptions made by the Group during the Reporting Period.

6.6	Audit Committee

The Audit Committee of the Company has reviewed with management the accounting principles and standards adopted by the Company, discussed matters regarding auditing, internal control and financial reporting, and reviewed the annual report for the year ended 31 December 2014.

7.	FINANCIAL STATEMENTS

7.1	Change of the consolidation scope

7.1.1	Disposal of subsidiary

Name of subsidiary	Disposal amount	Disposal proportion	Disposal methods	Loss of control point	Basis for loss of control	Net assets of the subsidiary

Chen Shan Oil Depot Management Corporation	—	100%	Closed	24 June 2014	Closed	RMB	270 thousands

As the Company sold its assets located in Chen Shan depot to China Petrochemical Sales Co., Ltd. in 2013, Chen Shan Oil Depot Management Corporation was legally closed by the Company during the year. Therefore, Chen Shan Oil Depot Management Corporation was not consolidated into the Group anymore since the closing date.

7.1.2	Other

As at 7 July 2014, China Jinshan Associated Trading Corporation, a subsidiary of the Company, incorporated a wholly owned subsidiary, Shanghai Jinshan Trading Corporation with registered capital of RMB 20,000 thousands. Accordingly, Shanghai Jinshan Trading Corporation was consolidated by the Group. Shanghai Jinshan Trading Corporation was incorporated in China Shanghai Pilot Free Trade Zone and was engaged in import and export of petrochemical products.

7.2	Financial statement prepared under CAS

Consolidated Balance Sheet

For the year ended 31 December 2014

ASSETS	31 December 2014 RMB‘000	31 December 2013 RMB‘000

Current assets
Cash at bank and on hand	279,198	133,256
Notes receivable	1,372,277	2,984,445
Accounts receivable	1,628,121	1,976,496
Advances to suppliers	31,098	5,930
Interest receivable	76	—
Dividends receivable	19,372	—
Other receivables	51,771	48,883
Inventories	5,930,703	9,039,239
Other current assets	197,799	297,779

Total current assets	9,510,415	14,486,028

Non-current assets
Long-term equity investment	3,106,262	3,173,594
Investment properties	415,842	429,292
Fixed assets	15,611,926	16,768,602
Construction in progress	542,878	456,823
Intangible assets	441,140	458,532
Long-term prepaid expenses	602,451	458,463
Deferred tax assets	915,069	684,599

Total non-current assets	21,635,568	22,429,905

Total assets	31,145,983	36,915,933

Consolidated Balance Sheet (Cont’d)

For the year ended 31 December 2014

LIABILITIES AND SHAREHOLDERS’ EQUITY	31 December 2014 RMB‘000	31 December 2013 RMB‘000

Current liabilities
Short-term borrowings	4,078,195	6,484,336
Notes payable	11,714	12,680
Accounts payable	5,924,035	8,851,932
Advance from customers	612,573	507,960
Employee benefits payable	44,464	41,418
Taxes payable	1,276,874	840,682
Interest payable	9,037	10,740
Dividends payable	19,406	20,918
Other payables	508,551	637,098
Current portion of non-current liabilities	—	609,690

Total current liabilities	12,484,849	18,017,454

Non-current liabilities
Long-term borrowings	1,632,680	627,800
Deferred revenue	186,436	180,000

Total non-current liabilities	1,819,116	807,800

Total liabilities	14,303,965	18,825,254

Shareholders’ equity
Share capital	10,800,000	10,800,000
Capital surplus	493,922	493,922
Specific reserve	1,265	5,832
Surplus reserve	4,173,831	4,173,831
Undistributed profits	1,101,605	2,358,032

Total equity attributable to equity shareholders of the Company	16,570,623	17,831,617

Minority interest	271,395	259,062

Total shareholders’ equity	16,842,018	18,090,679

Total liabilities and shareholders’ equity	31,145,983	36,915,933

The consolidated financial information were approved by the Board of Director on 20 March 2015.

Consolidated Income Statements

For the year ended 31 December 2014

	2014 RMB‘000	2013 RMB‘000

Revenue	102,182,861	115,539,829

Less: Cost of sales	90,046,890	100,477,000
Taxes and surcharges	9,401,283	9,987,148
Selling and distribution expenses	544,227	691,020
General and administrative expenses	2,666,597	2,732,355
Financial expenses/(income) – net	391,625	(189,024)
Asset impairment losses	224,039	39,838
Add: Investment income	54,145	120,667

Including: Share of profits of associates and joint ventures	54,145	120,667

Operating (loss)/profit	(1,037,655)	1,922,159

Add: Non-operating income	208,480	543,142

Including: Losses on disposal of non-current assets	13,297	444,672
Less: Non-operating expenses	84,974	72,431

Including: Losses on disposal of non-current assets	47,263	27,392

Total (loss)/profit	(914,149)	2,392,870

Less: Income tax (benefit)/expense	(214,184)	379,151

Net (loss)/profit	(699,965)	2,013,719

Attributable to shareholders of the Company	(716,427)	2,003,545
Minority interest	16,462	10,174

(Loss)/Earnings per share:
Basic (loss)/earnings per share (RMB)	(0.066)	0.186
Diluted (loss)/earnings per share (RMB)	(0.066)	0.186

Other comprehensive income	—	—

Total comprehensive (loss)/income	(699,965)	2,013,719

Attributable to shareholders of the Company	(716,427)	2,003,545
Minority interest	16,462	10,174

The consolidated financial information were approved by the Board of Director on 20 March 2015.

7.3	Financial statement prepared under IFRS

Consolidated Income Statement

(Prepared under IFRS)

For the year ended 31 December 2014

	2014 RMB‘000		2013 RMB‘000

Revenue		102,126,247		115,490,326
Sales taxes and surcharges		(9,401,283)		(9,987,148)

Net Sales		92,724,964		105,503,178
Cost of sales		(92,910,062)		(103,225,914)

Gross (loss)/profit		(185,098)		2,277,264

Selling and administrative expenses		(564,161)		(691,020)
Other operating income		261,585		673,384
Other operating expenses		(100,226)		(67,362)

Operating (loss)/profit		(587,900)		2,192,266

Finance income		64,673		498,416
Finance expenses		(424,371)		(376,696)

Finance (expenses)/income – net		(359,698)		121,720

Share of profit of investments accounted for using the equity method		57,654		130,667

(Loss)/profit before income tax		(889,944)		2,444,653
Income tax benefit/(expense)		214,184		(379,151)

(Loss)/profit for the year		(675,760)		2,065,502

(Loss)/profit attributable to:
– Owners of the company		(692,222)		2,055,328
– Non-controlling interests		16,462		10,174

		(675,760)		2,065,502

(Loss)/Earnings per share attributable to owners of the Company for the year (expressed in RMB per share)

Basic (loss)/earnings per share	RMB	(0.064)	RMB	0.190

Diluted (loss)/earnings per share	RMB	(0.064)	RMB	0.190

Dividends distributed within the year: RMB 0.05 (2013: RMB 0.05) per ordinary share		540,000		360,000
Proposed annual dividend: nil (2013: RMB 0.05) per ordinary share		—		540,000

		540,000		900,000

Consolidated Statement of Comprehensive Income

(Prepared under IFRS)

For the year ended 31 December 2014

	2014	2013
	RMB‘000	RMB‘000

(Loss)/profit for the year	(675,760)	2,065,502
Other comprehensive income for the year – net of tax	—	—

Total comprehensive (loss)/income for the year	(675,760)	2,065,502

Attributable to:
– Owners of the Company	(692,222)	2,055,328
– Non-controlling interests	16,462	10,174

Total comprehensive (loss)/income for the year	(675,760)	2,065,502

Consolidated Balance Sheet

(Prepared under IFRS)

	31 December 2014 RMB‘000	31 December 2013 RMB‘000

Assets

Non-current assets
Lease prepayment and other assets	1,043,591	916,995
Property, plant and equipment	15,541,575	16,669,479
Investment properties	415,842	429,292
Construction in progress	542,878	456,823
Investments accounted for using the equity method	2,936,262	2,993,594
Deferred income tax assets	915,069	684,599

	21,395,217	22,150,782

Current assets
Inventories	5,930,703	9,039,239
Trade receivables	630,883	147,807
Bills receivable	1,365,677	2,688,897
Other receivables and prepayments	268,869	345,696
Amounts due from related parties	1,035,085	2,131,133
Cash and cash equivalents	279,198	133,256

	9,510,415	14,486,028

Total assets	30,905,632	36,636,810

Equity and liabilities

Equity attributable to owners of the Company
Share capital	10,800,000	10,800,000
Reserves	5,700,272	6,932,494

	16,500,272	17,732,494
Non-controlling interests	271,395	259,062

Total equity	16,771,667	17,991,556

Consolidated Balance Sheet (Cont’d)

(Prepared under IFRS)

	31 December 2014 RMB‘000	31 December 2013 RMB‘000

Liabilities

Non-current liabilities
Borrowings	1,632,680	627,800
Deferred income	16,436	—

	1,649,116	627,800

Current liabilities
Borrowings	4,078,195	7,094,026
Trade payables and advance from customers	3,511,518	2,739,953
Bills payable	11,714	8,680
Other payables	1,831,263	1,507,463
Amounts due to related parties	3,042,197	6,663,559
Income tax payable	9,962	3,773

	12,484,849	18,017,454

Total liabilities	14,133,965	18,645,254

Total equity and liabilities	30,905,632	36,636,810

Net current liabilities	(2,974,434)	(3,531,426)

Total assets less current liabilities	18,420,783	18,619,356

NOTES TO FINANCIAL STATEMENTS

1.	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES

(a)	New standards, amendments and interpretations adopted by the Group

The following standards have been adopted by the Group for the first time for the financial year beginning on 1 January 2014. None of them have a material impact on the Group.

•	Amendment to IAS 32, ‘Financial instruments: Presentation’, on offsetting financial assets and financial liabilities;

•	Amendment to IAS 36, ‘Impairment of assets’, on recoverable amount disclosures for non-financial assets;

•	IFRIC 21, ‘Levies’, on obligation to pay a levy if that liability is within the scope of IAS 37 ‘Provisions’.

(b)	New standards, amendments and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after 1 January 2014, and have not been applied in preparing these consolidated financial statements. Those applicable to the Group are listed below and none of these is expected to have a significant effect on the consolidated financial statements of the Group.

IFRS 9, ‘Financial instruments’, on classification, measurement and recognition of financial assets and financial liabilities. The standard is effective for accounting periods beginning on or after 1 January 2018.

IFRS 15, ‘Revenue from contracts with customers’, on revenue recognition when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard is effective for annual periods beginning on or after 1 January 2017.

(c)	New Hong Kong Companies Ordinance (Cap.622)

In addition, the requirements of Part 9 “Accounts and Audit” of the new Hong Kong Companies Ordinance (Cap. 622) come into operation as from the Company’s first financial year commencing on or after 3 March 2014 in accordance with section 358 of that Ordinance. Therefore, it has not been applied in preparing the Group’s consolidated financial statements for the year ended 31 December 2014. The Group is in the process of making an assessment of expected impact of the changes in the Companies Ordinance on the consolidated financial statements in the period of initial application of Part 9 of the new Hong Kong Companies Ordinance (Cap. 622). So far it has concluded that the impact is unlikely to be significant and only the presentation and the disclosure of information in the consolidated financial statements will be affected.

2.	FINANCE INCOME AND EXPENSES

	2014 RMB‘000	2013 RMB‘000

Interest income	64,673	90,484
Net foreign exchange gain	—	407,932

Finance income	64,673	498,416

Interest on bank and other borrowings	(375,808)	(376,696)
Less: amounts capitalized on qualifying assets	1,208	—

Net interest expense	(374,600)	(376,696)
Net foreign exchange loss	(49,771)	—

Finance expenses	(424,371)	(376,696)

Finance (expenses)/income – net	(359,698)	121,720

3.	EXPENSE BY NATURE

	2014 RMB‘000	2013 RMB‘000

Cost of raw material and trading products	86,087,588	95,718,567
Staff cost	2,627,357	2,652,768
Depreciation and amortisation	2,273,475	2,538,692
Repairs and maintenance expenses	1,088,314	1,126,828
Transportation costs	354,735	451,891
Impairment loss	10,439	(327)
Inventory write-down	213,600	40,165
Agency commission	113,162	152,331
Auditors’ remuneration – audit services	7,800	7,800
Change of goods in process and finished goods	(546,246)	124,799
Other expenses	1,243,999	1,103,420

Total cost of sales, selling and administrative expenses	93,474,223	103,916,934

4.	INCOME TAX

	2014 RMB‘000	2013 RMB‘000

– Current income tax	16,286	11,177
– Deferred taxation	(230,470)	367,974

	(214,184)	379,151

A reconciliation of the expected income tax calculated at the applicable tax rate and total (benefit)/ expense with the actual income tax is as follows:

	2014 RMB‘000	2013 RMB‘000

(Loss)/profit before taxation	(889,944)	2,444,653

Expected PRC income tax at the statutory tax rate of 25%	(222,486)	611,163
Tax effect of share of profit of investments accounted for using the equity method	(11,913)	(30,167)
Tax effect of other non-taxable income	(18,106)	(23,451)
Tax effect of non-deductible loss, expenses and costs	5,408	5,197
Difference for final settlement of enterprise income taxes in respect of previous year	11	3,138
Profit on disposal of associates and joint ventures	3,496	—
Utilisation of previously unrecognized tax losses	(536)	(202,721)
Temporary differences for which no deferred income tax asset was recognized	12,261	59
Tax losses for which no deferred income tax asset was recognized	17,681	15,933

Actual income tax	(214,184)	379,151

The Group did not carry out business overseas and therefore does not incur overseas income taxes.

5.	(LOSS)/EARNINGS PER SHARE

(a)	Basic

Basic earnings per share is calculated by dividing the profit attributable to owners of the Company by the weighted average number of ordinary shares in issue during the year excluding ordinary shares purchased by the Company and held as treasury shares.

	2014 RMB‘000		2013 RMB‘000

Net (loss)/profit attributable to owners of the Company		(692,222)		2,055,328
Weighted average number of ordinary shares in issue (thousands)		10,800,000		10,800,000
Basic (loss)/earnings per share (RMB/share)	RMB	(0.064)	RMB	0.190

(b)	Diluted

There were no dilutive potential ordinary shares, therefore diluted earnings per share is the same as basic earnings per share.

6.	DIVIDEND

(a)	Annual Dividend

	2014 RMB‘000	2013 RMB‘000

Annual dividend proposed after year end (2013: 0.05 per ordinary share)	—	540,000

The Board of Directors did not propose any dividend after 31 December 2014.

An annual dividend of RMB0.05 per share, amounting to a total dividend of RMB540,000 thousands, was proposed by the Board of Directors on 27 March 2014.

(b)	Dividends approved within the year

	2014 RMB‘000	2013 RMB‘000

Dividends approved within the year:
RMB0.05 (2013: RMB0.05) per ordinary share	540,000	360,000

In accordance with Hong Kong Companies Ordinance, dividends paid and proposed in 2013 and 2014 have been disclosed in the consolidated income statement.

7.	TRADE AND OTHER RECEIVABLES

	As at 31 December
	2014 RMB‘000	2013 RMB‘000

Trade receivables	630,931	147,855
Less: allowance for doubtful debts	(48)	(48)

	630,883	147,807

Bills receivable	1,365,677	2,688,897
Amounts due from related parties	1,035,085	2,131,133

	3,031,645	4,967,837

Other receivables and prepayments	268,869	345,696

	3,300,514	5,313,533

In 2014, the associates and joint ventures of the Group declared dividends with total amount of RMB97,597 thousands to the Group (2013: RMB64,618 thousands). As at 31 December 2014, RMB19,372 thousands among the aforementioned dividends were not yet received and therefore were recorded in other receivables and prepayments (31 December 2013: Nil).

As at 31 December 2014, entrusted lendings of RMB82,000 thousands included in other receivables and prepayments was made by the Group at interest rates ranged from 3.00% to 3.25% per annum, which will be due in 2015 (31 December 2013: RMB70,000 thousands at an interest rate of 3.25% per annum).

As of 31 December 2014, the Group didn’t have any trade receivable which was past due but not impaired (31 December 2013: Nil).

Amounts due from related parties mainly represent trade-related balances.

The aging analysis of trade receivables, bills receivable and amounts due from related parties (net of allowance for doubtful debts) is as follows:

	As at 31 December
	2014 RMB‘000	2013 RMB‘000

Within one year	3,031,617	4,967,817
Above one year	28	20

	3,031,645	4,967,837

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies:

	As at 31 December
	2014 RMB‘000	2013 RMB‘000

RMB	2,773,508	5,263,885
USD	527,006	49,648

	3,300,514	5,313,533

Movements on the group’s allowance for impairment of trade and other receivables are as follows:

	2014 RMB‘000	2013 RMB‘000

At 1 January	992	3,667
Provision for receivables impairment	305	383
Receivables written off during the year as uncollectible	—	(2,348)
Unused amounts reversed	(41)	(710)

At 31 December	1,256	992

Bills receivable represent short-term bank acceptance receivables that entitle the Group to receive the full face amount of the receivables from the banks at maturity, which generally range from one to six months from the date of issuance. Historically, the Group had experienced no credit losses on bills receivable.

As at 31 December 2014, the Group has pledged account receivables of RMB76,111 thousands (31 December 2013: Nil) and bills receivable of RMB80,669 thousands (31 December 2013: Nil) for issuing letters of credit.

Accounts receivable derecognized due to the transfer of financial assets during the year amounted to RMB352,753 thousands (2013: RMB686,774 thousands), the relating amount recorded in finance expenses was RMB2,372 thousands (2013: RMB4,087 thousands).

Sales to third parties are generally on a cash basis. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

8.	BORROWINGS

	As at 31 December
	2014 RMB‘000	2013 RMB‘000

Long term bank loans
– Between two and five years	—	627,800
– Between one and two years	1,632,680	—

	1,632,680	627,800

Loans due within one year
– Current portion of long term bank loans	—	609,690
– Short term bank loans	3,008,195	6,414,336
– Short term loans from related parties	1,070,000	70,000

	4,078,195	7,094,026

	5,710,875	7,721,826

9.	TRADE AND OTHER PAYABLES

	As at 31 December
	2014 RMB‘000	2013 RMB‘000

Trade payables	2,920,459	2,238,409
Advance from customers	591,059	501,544
Bills payable	11,714	8,680
Amounts due to related parties	3,042,197	6,663,559

Subtotal	6,565,429	9,412,192

Staff salaries and welfares payable	44,464	41,418
Taxes payable (exclude Income tax payable)	1,266,912	836,909
Interest payable	7,717	10,740
Dividends payable	19,406	20,918
Construction payable	223,061	342,754
Other liabilities	269,703	254,724

Subtotal of other payables	1,831,263	1,507,463

	8,396,692	10,919,655

As at 31 December 2014 and 31 December 2013, all trade and other payables of the Group were non-interest bearing, and their fair value, except for the advance from customers which are not financial liabilities approximated their carrying amounts due to their short maturities.

The ageing analysis of the trade payables (including amounts due to related parties of trading in nature) was as follows:

	As at 31 December
	2014 RMB‘000	2013 RMB‘000

Within one year	6,514,151	9,357,833
Between one and two years	10,978	19,869
Over two years	40,300	34,490

	6,565,429	9,412,192

10.	SEGMENT INFORMATION

	2014			2013
	Total segment revenue RMB‘000	Inter- segment revenue RMB‘000	Revenue from external customers Note(a) RMB‘000	Total segment revenue RMB‘000	Inter- segment revenue RMB‘000	Revenue from external customers Note(a) RMB‘000

Synthetic fibres	2,935,540	—	2,935,540	3,264,518	—	3,264,518
Resins and plastics	12,895,531	241,131	12,654,400	14,685,256	244,977	14,440,279
Intermediate petrochemicals (Note (b))	27,988,970	15,408,977	12,579,993	38,120,472	19,437,514	18,682,958
Petroleum products	63,510,346	5,266,442	58,243,904	73,054,807	6,133,970	66,920,837
Trading of petrochemical products	17,612,914	2,820,482	14,792,432	14,504,014	3,344,902	11,159,112
Others	1,974,929	1,054,951	919,978	2,291,338	1,268,716	1,022,622

	126,918,230	24,791,983	102,126,247	145,920,405	30,430,079	115,490,326

	2014 RMB‘000	2013 RMB‘000

(Loss)/profit from operations

Synthetic fibres	(581,923)	(602,907)
Resins and plastics	(331,540)	(766,311)
Intermediate petrochemicals	131,830	1,064,035
Petroleum products	(29,289)	2,177,264
Trading of petrochemical products	66,106	105,518
Others	156,916	214,667

(Loss)/profit from operations	(587,900)	2,192,266

Net finance (costs)/income	(359,698)	121,720
Share of profit of investments accounted for using the equity method	57,654	130,667

(Loss)/profit before taxation	(889,944)	2,444,653

Note (a): Sales to Sinopec Corp., its subsidiaries and joint ventures as follows:

	2014 RMB‘000	2013 RMB‘000

Intermediate petrochemicals	2,102,740	2,450,016
Petroleum products	54,017,562	61,901,684
Trading of petrochemical products	4,518,127	6,079,977
Others	196,581	238,332

	60,835,010	70,670,009

Note (b): Intermediate petrochemicals sales to other segments are as follows:

	2014 RMB‘000	2013 RMB‘000

Synthetic fibres	2,715,204	3,889,173
Resins and plastics	12,205,061	15,115,242
Petroleum products	488,712	433,099

	15,408,977	19,437,514

7.4	RECONCILIATION BETWEEN FINANCIAL STATEMENTS PREPARED UNDER CAS AND IFRS

The Company is listed on the Stoke Exchange of Hong Kong. The Group prepared financial statements under International Financial Reporting Standards (“IFRS”) which is audited by PricewaterhouseCoopers. There are reconciliation items in the consolidated financial report prepared under CAS and IFRS, the main items and the amount are listed as follows:

	Net (loss)/profit (Consolidated)		Net assets (Consolidated)
	Year ended 31 December 2014 RMB‘000	Year ended 31 December 2013 RMB‘000	31 December 2014 RMB‘000	31 December 2013 RMB‘000

Under CAS	(716,427)	2,003,545	16,570,623	17,831,617
Adjustments under IFRS:
Government grants(a)	28,772	54,130	(70,351)	(99,123)
Safety production costs(b)	(4,567)	(2,347)	—	—

Under IFRS	(692,222)	2,055,328	16,500,272	17,732,494

Notes:

(a)	Government grants

Under CAS, government subsidies defined as capital contributions according to the relevant government requirements are not considered a government grant, but instead should be recorded as an increase in capital reserves.

Under IFRS, such grants are offset against the cost of asset to which the grants are related. Upon transfer to property, plant and equipment, the grant is recognised as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(b)	Safety production costs

Under CAS, safety production costs should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, expenses are recognised in profit or loss when incurred, and property, plant and equipment are depreciated with applicable methods.

By Order of the Board
Wang Zhiqing
Chairman

Shanghai, the PRC, 20 March 2015

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the non-executive directors of the Company are Lei Dianwu and Mo Zhenglin, and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.